UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

30 July 2015

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .......X.....                                                                Form 40-F ..........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ..................

Preliminary results, year ended 30 June 2015

Dividend increase 9%. Free cash flow £2 billion.

• Reported net sales up 5%, with full consolidation of United Spirits

• Free cash flow of £2 billion. Up £0.7 billion

• 9% final dividend increase to give recommended full year dividend of 56.4 pence

• Organic net sales flat; organic operating margin up 24bps

• Shipment volume down 1%; depletion volume is estimated to be up 1%

• Basic eps 95.0 pence, up 6%

• eps before exceptional items 88.8 pence: due to adverse exchange and associates, offset by underlying improvements

• Productivity gains will release a further £500 million of cost to invest in growth and improve margin over a three year period from F17. No exceptional charge will be taken

Ivan Menezes, Chief Executive, commenting on the year ended 30 June 2015 said:

"Our F15 performance reflects the challenges we have seen on top line growth. However, it does not diminish my confidence in what we can achieve in F16 and even more so beyond that. Diageo has an enviable position, by geography, by brand and by category range, in an attractive consumer market place with strong long term growth drivers. This year we made further changes to build strong, sustained performance including embedding our sell out discipline, improving cash  conversion and strengthening our route to consumer. We have  consistently applied a long term perspective in making these changes, despite the short term challenges we have faced from an external environment where currency volatility continues to impact the emerging market consumer.

’We acquired control of United Spirits in the year giving Diageo unparalleled access to one of the world’s most attractive spirits markets. We have enhanced our position in tequila by acquiring the remaining 50% of Don Julio, a brand that is already growing net sales double digit and for which I see significant potential now we have full control. Our participation strategy is clear by market and category. We are focused on our core and have a more proactive approach to our portfolio. We sold Gleneagles in the year, and since the year end, have sold the shares USL owned in United Breweries and we restructured our South African operations to focus on spirits and monetise investments worth £125 million.

’We are delivering the change which will further strengthen this business and deliver our performance ambition. In F16 we believe stronger volume growth will deliver an improved top line performance. As we achieve our productivity gains from F17 we expect to deliver mid single digit organic top line growth on a sustained basis and operating margin expansion of 100 basis points over 3 years. Our brands, our global footprint and our people give me confidence that Diageo can deliver strong and sustained performance.”

Ends

RESULTS SUMMARY
For the year ended 30 June 2015

Key financial information

Key performance indicators		2015	2014
Organic net sales growth	%	-	-
Organic operating margin improvement	basis points	24	77
Earnings per share before exceptional items	pence	88.8	95.5
Free cash flow	£ million	1,963	1,235
Return on average invested capital (ROIC) (i)	%	12.3	14.1

(i)
The group has revised the calculation of ROIC by excluding the net assets and net profit attributable to non-controlling interests.  Before this adjustment, in the year ended 30 June 2014 the ROIC was reported as 13.7%.

Other financial information		2015 Reported	2014 Reported	Organic growth %	Reported growth %
Volume	EUm	246.2	156.1	(1)	58
Net sales	£ million	10,813	10,258	-	5
Marketing spend	£ million	1,629	1,620	(1)	1
Operating profit before exceptional items	£ million	3,066	3,134	1	(2)
Operating profit (i)	£ million	2,797	2,707		3
Share of associates and joint ventures profit after tax	£ million	175	252		(31)
Non-operating items	£ million	373	140		166
Net finance charges	£ million	412	388		6
Reported tax rate	%	15.9	16.5		(4)
Reported tax rate before exceptional items	%	18.3	18.2		1
Profit attributable to parent company’s shareholders	£ million	2,381	2,248		6
Basic earnings per share	pence	95.0	89.7		6
Recommended full year dividend	pence	56.4	51.7		9

(i)
Operating profit for the year ended 30 June 2015 includes an exceptional operating charge of £269 million (2014 - £427 million), an analysis of which is provided in the ‘Additional Financial Information’ section.

	Volume		Net sales		Marketing spend		Operating profit(i)
Organic growth by region	%	EUm	%	£ million	%	£ million	%	£ million
North America	(3)	(1.4)	(1)	(49)	(4)	(21)	(2)	(37)
Europe	-	(0.2)	-	2	2	6	3	20
Africa	7	1.8	6	85	4	5	10	29
Latin America and Caribbean	(7)	(1.7)	(1)	(11)	6	10	(3)	(7)
Asia Pacific	(3)	(0.5)	(2)	(32)	(8)	(25)	7	20
Corporate	-	-	3	1	175	7	(2)	(3)
Diageo	(1)	(2.0)	-	(4)	(1)	(18)	1	22

(i)	Before exceptional items.

	Net sales	Marketing spend	Operating profit
	£ million	£ million	£ million
Exchange rate movements (i)	(337)	(47)	(161)

(i)	The exchange rate movement includes the translation of prior year reported results at current year exchange rates.

Reported net sales and operating profit were significantly impacted by adverse exchange movements driven by the devaluation of many currencies against the pound, in particular the euro, the Venezuelan bolivar, and the Russian rouble. Using current exchange rates (£1 = $1.55; £1 = €1.41), the exchange rate movements for the year ending 30 June 2016 are estimated to adversely impact both net sales and operating profit by approximately £370 million and £100 million, respectively. This estimation excludes the impact of IAS 21 and IAS 39.  It is estimated that the hyperinflation charge for the year ending 30 June 2016 will be approximately £25 million.

	Net sales	Net sales	Operating profit	Operating profit
Acquisitions and disposals (i)	2015	2014	2015	2014
	£ million	£ million	£ million	£ million

Acquisitions
USL	921	-	48	(19)
Other	28	-	(5)	(5)
Total	949	-	43	(24)

Disposals
Jose Cuervo	3	44	-	(9)
Bushmills	50	60	22	28
The Gleneagles Hotel	48	45	4	2
Others	1	6	-	1
Total	102	155	26	22

(i)	Net of acquisition and integration costs.

Acquisitions added £949 million of net sales in the year, principally United Spirits Limited (USL) and Don Julio. Operating profit from acquisitions of £43 million in the year ended 30 June 2015 includes £8 million of acquisition and integration costs, with £5 million of integration costs in respect of USL. The £24 million of operating loss from acquisitions in the year ended 30 June 2014 represents acquisition and integration costs incurred in the year, with £19 million of this in respect of USL. For further details on the impact of acquisitions and disposals see ’Additional Information For Shareholders / Explanatory Notes / Acquisitions and disposals’ section.

Exceptional items
Results for the year ended 30 June 2015 include £155 million of income in respect of exceptional operating and non-operating items after tax. This includes an exceptional operating charge of £269 million for restructuring charges, a settlement payment in respect of the Korean customs dispute and, an impairment charge in respect of the group’s 45.56% equity investment in Hanoi Liquor Joint Stock Company in Vietnam. Tax relief on exceptional operating items was £51 million, giving a net exceptional operating charge of £218 million. Exceptional non-operating items comprised net income of £373 million primarily arising on the gain on the sale of Bushmills and Gleneagles Hotel and step up gains in respect of USL and Don Julio. For further details of exceptional items see Notes 3 (exceptional items).

Notes to the business and financial review

Unless otherwise stated:
•	commentary refers to organic movements
•	volume is in millions of equivalent units (EUm)
•	net sales are sales after deducting excise duties
•	percentage movements are organic movements
•	share refers to value share
•	GTME refers to Global Travel Asia and Middle East

See ‘Additional Information For Shareholders / Explanatory Notes’ explanation of non-GAAP measures.

FINANCIAL REVIEW
For the year ended 30 June 2015

Net sales growth (£ million)
The full consolidation of USL, partly offset by adverse exchange delivered reported net sales growth of 5%. Organic net sales flat

Net sales	£ million
2014 Reported	10,258
Acquisitions and disposals (i)	896
Exchange	(337)
Volume	(127)
Price/mix	123
2015 Reported	10,813

(i)	Impact of acquisitions and disposals on F14 and F15. See ‘Additional Infromation For Shareholders / Explanatory Notes / Acquisitions and disposals’ for further details.

Reported net sales were up 5%, largely driven by the full consolidation of USL, which contributed £921 million of net sales. Currency weakness, other than the US dollar, had an adverse impact on net sales. Organic volume decline was largely driven by lower shipments in the United States, reduction in inventory levels in South East Asia and West LAC, and the impact of pricing in Venezuela and Brazil. While these price increases contributed to positive price, the main driver of organic price/mix was positive mix, led by growth of reserve and Crown Royal.

Change in operating margin (%)
Full consolidation of USL rebased operating margin by c200bps. Organic margin improved 24bps.

Operating margin	ppt
2014 Reported	30.55
Acquisitions and disposals	(1.83)
Exchange	(0.61)
Gross margin	(0.64)
Marketing spend	0.36
Other operating expenses	0.52
2015 Reported	28.35

(i)
Exchange impacts in respect of profit on intergroup sales of products and the intergroup recharges have been re-allocated to the respective profit and loss lines for the purposes of calculating margin impacts only.

The full consolidation of USL lowered reported operating margin for the group. The organic improvement in margin was largely as a result of cost savings and efficiencies, which more than offset the impact of cost inflation and negative market mix.

Earnings per share before exceptional items (pence)
eps before exceptionals impacted by adverse exchange and decrease in associate profit

eps before exceptionals	pence
2014 Reported	95.5
Operating profit excluding FX	1.6
Exchange on operating profit	(6.4)
Associates and joint ventures	(3.1)
Finance charges	1.4
Tax	1.5
Non-controlling interests	(1.3)
Other including USL (i)	(0.4)
2015 Reported	88.8

(i)	The organic impact of fully consolidating USL results is included in other. The movements for operating profit, finance charges, tax and non-controlling interests, all exclude USL.

eps fell 6.7 pence largely as a result of adverse exchange movements and lower income from associates and joint ventures. Organic growth in operating profit had a positive impact on eps. Net finance charges excluding acquired debt in USL reduced due to lower interest rates which benefitted eps.

Basic eps was 95.0 pence (year ended 30 June 2014 - 89.7 pence), with exceptional items increasing eps by 6.2 pence (year ended 30 June 2014 - 5.8 pence unfavourable).

Movement in net finance charges		£ million
2014 Reported		388
Net interest charge decrease		(48)
Consolidation of net borrowings acquired in USL		60
Movement in other finance charges		12
2015 Reported		412

	2015	2014
Average monthly net borrowings (£ million)	10,459	9,174
Effective interest rate (i)	3.5%	3.8%

(i)
For the calculation of the effective interest rate, the net interest charge excludes fair value adjustments to derivative financial instruments and borrowings. Average monthly net borrowings include the impact of interest rate swaps that are no longer in a hedge relationship but excludes the market value adjustment for cross currency interest rate swaps.

The increase in average net borrowings was principally the result of the acquisition of the controlling interest in USL, completed on 2 July 2014, and the consolidation of USL’s net borrowings. The effective interest rate decreased in the year ended 30 June 2015 as the negative impact of consolidating USL’s net borrowings was more than offset by lower interest rates on new debt issued and an increase in the proportion of floating rate debt through the use of swaps.

Free cash flow (£ million)
Positive working capital movement drove improvement in free cash flow

Free cash flow	£ million
2014 Reported	1,235
USL FCF (i)	(57)
Operating profit excluding exchange (ii)	76
Exchange	(156)
Working capital movement	734
Net capex movement	(7)
Interest and tax	79
Other operating items (iii)	59
2015 Reported	1,963

(i)	USL FCF is shown separately and is excluded from the other line items shown above.
(ii)	Operating profit adjusted for non-cash items including depreciation and amortisation.
(iii)
Other operating items includes pension related payments, dividends received from associates and joint ventures, movements in loans receivable and other investments, and payments in respect of the settlement of Thalidomide.

The increase in free cash flow was primarily driven by the positive working capital movement.  This was largely due to lower debtors as a result of phasing of shipments, with days sales outstanding 6 days lower than last year.  This  compares with an increase in debtors in the prior year.

Return on average invested capital (%) (i)
The investment in USL has rebased ROIC. Adverse exchange and lower income from associates reduced ROIC in the year ppt
2014 Reported (ii)	14.1
USL	(1.1)
Operating profit after tax	0.2
Exchange	(0.4)
Associates and joint ventures including FX	(0.3)
Other	(0.2)
2015 Reported (iii)	12.3

(i)	ROIC calculation excludes exceptional items.
(ii)
The group has revised the calculation of ROIC by excluding the net assets and net profit attributable to non-controlling interests. Before this adjustment, in the year ended 30 June 2014 the ROIC was reported as 13.7%.

(iii)
For the years ended 30 June 2014 and 30 June 2015 average net assets were adjusted for the inclusion of USL as though it was owned throughout the year as it became an associate on 4 July 2013 and a subsidiary on 2 July 2014.

The additional investment in USL and full consolidation of its results reduced ROIC by 1.1pps. Exchange movements reduced operating profit, but the impact on ROIC was partially offset by exchange reducing invested capital.  Lower income from associates reduced ROIC in the year.

BUSINESS REVIEW
For the year ended 30 June 2015

North America

In North America, US Spirits has delivered improved depletion performance through the year, with the value of distributor depletions up 3% in the first half, and up 4% for the full year. Shipments were broadly in line with depletions and therefore net sales were down 2% year on year as last year shipments were higher than depletions mainly driven by innovation launches. Beer net sales were in line with last year, ready to drink and wine were down slightly and in Canada net sales grew 2%. Volume growth of the reserve portfolio was the main driver of the 1.5pps of increased price/mix as price premiums against the competition, for brands such as Smirnoff and Captain Morgan, were narrowed. This led to lower achieved price year on year but did drive improved share positions. Our innovation agenda continued to lead the industry in North America and this year was a key driver of our net sales. Advertising spend was down as we drove procurement savings on media and agency fees in marketing while maintaining our share of voice. Adjusting for these savings, marketing as a percentage of net sales was roughly flat. Overheads were flat but operating margin declined 47 basis points driven by soft volume and lower net sales of spirits in the United States.

Key financials £ million:
		2014 Reported	FX	Acquisitions and disposals	Organic movement	2015 Reported	Reported movement %

Net sales		3,444	97	(37)	(49)	3,455	-
Marketing spend		540	16	7	(21)	542	-
Operating profit before exceptional items		1,460	27	(2)	(37)	1,448	(1)
Exceptional items		(35)				(28)
Operating profit		1,425				1,420	-

Markets:
	Organic	Organic	Reported
	volume	net sales	net sales
	movement(i)	movement	movement
	%	%	%
North America	(3)	(1)	-

US Spirits and Wines	(3)	(2)	1
DGUSA	(3)	(1)	3
Canada	3	2	(4)

Spirits (ii)	(3)	(1)	1
Beer	-	(1)	1
Wine	(2)	(2)	2
Ready to drink	(3)	(1)	(14)
Global giants and local stars (ii):
	Organic	Organic	Reported
	volume	net sales	net sales
	movement(i)	movement	movement
	%	%	%
Smirnoff	(2)	(3)	(1)
Captain Morgan	(10)	(12)	(10)
Johnnie Walker	(8)	(15)	(12)
Guinness	2	2	4
Baileys	(5)	(5)	(3)
Tanqueray	(2)	(2)	1
Crown Royal	13	12	15
Cîroc	4	4	8
Ketel One vodka	(2)	(2)	1
Bulleit	32	36	41
Don Julio	5	9	13
Buchanan’s	17	18	23

(i)
Organic equals reported movement for volume except for North America (4)%, US Spirits and Wines (5)%, spirits (3)% and ready to drink (25)% reflecting the termination of the transitional arrangements following the disposal of Jose Cuervo and Bushmills and the acquisition of the outstanding stake in Don Julio.

(ii)	Spirits brands excluding ready to drink.

•
Net sales in US Spirits and Wines declined 2% while the value of distributor depletions was up 4%. Diageo’s North American whiskey performance was very strong with the portfolio outpacing category growth and net sales up 13%. Crown Royal was the primary driver as Crown Royal Regal Apple, the top selling innovation according to Nielsen, gained share as it recruited new consumers to the brand, driving double digit top line growth for the trademark. Bulleit, the fastest growing unflavoured North American whiskey, drove one third of that category’s growth with net sales up 35%. Both Bulleit Bourbon and Bulleit Rye led their respective segments through increased distribution, consumer experience marketing, and the engagement of key trade influencers. In scotch, Buchanan’s was the fastest growing brand in the United States, with net sales up over 20%. Buchanan’s resonates particularly well with the growing Hispanic population, and this year added sponsorship of the Latin Grammy Awards to its full suite of marketing activities. Johnnie Walker did not perform well, partly as a result of lapping the strong launch of Platinum and Gold Label Reserve last year but also due to a reduction in promotional activities for Red, Black, and Blue Label. Cîroc net sales growth of 4% was driven by the notable success of Cîroc Pineapple, the latest addition to the flavour range. Despite an improved performance trajectory, net sales of Smirnoff declined 4% as the flavour portfolio, confections in particular, continued to be a drag on performance. The launch of Captain Morgan White Flavours partially offset the effect of lapping the prior year’s launch of Captain Morgan White which, together with weakness on Original Spiced, drove double digit net sales decline for the brand. Net sales of tequila were up double digit, driven by 10% growth of Don Julio, which was supported by marketing campaigns focused on the heritage and craftsmanship of the brand, and the launch of new DeLeón variants, which broadened the price range and contributed to increased distribution of the brand.

•
Guinness net sales were up 3% on the strong performance of Blonde American Lager. Guinness Draught was weak given competition in the craft beer segment, particularly in the on trade. Net sales of ready to drink declined slightly, bringing net sales of DGUSA down 1%. Stronger execution and competitive pricing on Smirnoff Ice stabilised the core and flavoured variants but the brand’s growth still lags the category.

•
In Canada the new distribution system helped drive net sales growth of 2%. Spirits growth of 3% was driven by Johnnie Walker and vodka. Ready to drink net sales growth was principally due to Smirnoff variants, with beer down and wine down double digit. Tactical price reductions resulted in share improvement, with a marginally negative impact on price/mix.

•
Marketing investment in North America reduced 4% driven by US Spirits and Wines, which delivered significant savings on media and agency fees and procurement efficiencies. Advertising remained focused on Cîroc, Crown Royal, Smirnoff, Captain Morgan, and Johnnie Walker, and increased on Don Julio and Bulleit to support new programmes. Marketing investment in DGUSA supported the launch of Guinnes Blonde American Lager and in Canada, a 1% increase went behind innovation launches.

Europe

Europe’s performance reflected an improved momentum in Western Europe, growth in Turkey, and a challenging environment in Russia. In Western Europe net sales were up 1%, as performance improved in more than half of our markets. Reserve brands delivered another strong performance with net sales up 20% and growing double digit even in the more challenging economies in Southern Europe. Innovation remained a key performance driver with net sales up 30%, driven by successes such as ‘The Brewers Project’ which helped put Guinness back in growth in both Great Britain and Ireland. We continued to invest in our route to consumer, increasing the number of sales people by 30% and the number of outlets we cover by 60%. In Russia, which continued to be impacted by economic volatility, consumers traded down, and customers reduced inventory levels, while Diageo gained share in scotch and rum. Turkey net sales were up 3% driving premiumisation in the raki category and gained share in scotch and vodka. Total operating margin for the region improved 75bps largely driven by gross margin improvement in Turkey, and overhead cost reduction in Western Europe, which was partially reinvested in marketing spend and route to consumer.

Key financials £ million:
		2014 Reported (restated)	FX	Acquisitions and disposals	Organic movement	2015 Reported	Reported movement %

Net sales		2,814	(186)	(13)	2	2,617	(7)
Marketing spend		413	(30)	(1)	6	388	(6)
Operating profit before exceptional items		853	(67)	(2)	20	804	(6)
Exceptional items		(20)				(20)
Operating profit		833				784	(6)

Markets:
	Organic	Organic	Reported
	volume	net sales	net sales
	movement(i)	movement	movement
	%	%	%
Europe	-	-	(7)

Western Europe	1	1	(5)
Russia and Eastern
Europe	(8)	(9)	(26)
Turkey	-	3	(5)

Spirits (ii)	(1)	1	(8)
Beer	1	1	(4)
Wine	-	(1)	(4)
Ready to drink	(6)	(2)	(5)

Global giants and local stars (ii):
	Organic	Organic	Reported
	volume	net sales	net sales
	movement(i)	movement	movement
	%	%	%
Guinness	1	2	(2)
Smirnoff	(2)	(4)	(7)
Johnnie Walker	(5)	(7)	(15)
Baileys	(3)	(4)	(10)
Captain Morgan	9	10	1
Yenì Raki	(4)	4	(6)
JεB	(1)	(3)	(10)

(i)     Organic equals reported movement for volume.
(ii)    Spirits brands excluding ready to drink.

•	In Western Europe net sales were up 1%:
•
In Great Britain net sales were up 3%, with spirits, beer, and ready to drink all in growth. Reserve net sales were up 43% driven by Cîroc and the successful launch of Haig Club. Captain Morgan net sales were up 15%, with investment focused on increased activation in outlets and Smirnoff was back in growth with net sales up 1%, supported by the new ‘We’re Open’ campaign. Beer net sales were up 2% driven by innovation on Guinness. Ready to drink net sales were up 7% supported by strong growth in pre-mix. The only weakness was in Baileys where net sales were down 2%, however Baileys Original was in growth.

•
In Ireland net sales were down 1%, or flat after accounting for the transfer of wine sales to Diageo Wines Europe. Guinness sustained its positive momentum with net sales up 2%, supported by successful innovations launched through ‘The Brewers Project at St James’s Gate’. Net sales in spirits were down 2% as the category continued to be affected by last year’s duty increase.

•
In Southern Europe net sales were down 1%. Net sales in Iberia were flat, after accounting for a transfer of sales of one customer to Africa Regional Markets, but showing positive momentum with growth from Tanqueray and Gordon’s in a vibrant gin category and declines in JεB and Cacique.  Double digit growth of reserve was the main driver behind the 1% net sales growth in Italy, where Zacapa was up 10% and Cîroc more than trebled net sales. In Greece, performance was impacted by the deterioration of economic environment in the last quarter, which resulted in a 4% net sales decline.

•
Net sales in Germany and Austria declined 2%. In Germany net sales were up 5%. Underlying performance was strong with net sales of Baileys, Captain Morgan, and Johnnie Walker Red Label all up double digit. In Austria, net sales were down 53% against the buy in ahead of the excise duty increase in January 2014.

•	Performance in Benelux continued to be impacted by the decision to realign prices in the first half on premium core brands which resulted in a net sales decline of 10%.
•
In a challenging trading environment in France net sales increased 2% largely driven by growth in scotch, with Scotch malts up 6%, and the strong performance of Captain Morgan which, in its third year, more than doubled net sales.

•	Net sales in Diageo Wines Europe were up 3% largely driven by the transfer of wine net sales from Diageo Ireland and the strong performance of [yellow tail].
•
Performance in Russia and Eastern Europe continued to be impacted by the events in the region. In Russia, net sales declined 14%, driven by both destocking amongst distributors and consumers trading down. This impacted Johnnie Walker, however Diageo extended its leadership in whiskey and rum, and gained share with brands such as White Horse, Black & White, and Captain Morgan. In Poland, net sales of Johnnie Walker Red Label declined 15% and the brand lost share, as some competitors did not follow Diageo price increases to cover last year’s excise duty increase.

•
In Turkey net sales grew 3% despite an excise duty increase in January and the earlier start to Ramadan.  Net sales in raki were up 5% with Yenì Raki and the super premium variant Tekirdağ Raki premiumising the category. Good underlying performance of international spirits resulted in share gains for Johnnie Walker, Smirnoff, and Baileys.

•
Marketing investment in Europe increased 2% largely driven by Western Europe where spend was up 3%. The increased investment was focused on the biggest growth opportunities such as reserve and innovation to support the launches of Haig Club and the Guinness Brewers project.

Africa

Good performances in both beer and spirits led to net sales up 6% in Africa. Investments in route to consumer together with innovation drove an 8% increase in beer and led to double digit growth in spirits. The mainstream beer market in Nigeria remained challenged as consumers moved towards more value products, impacting the performance of Guinness and Harp. However the national rollout of Orijin and renovation of Satzenbrau drove an increase in beer net sales of 9%. Investment in Guinness marketing has stabilised volume share in the brand. Good progress in route to consumer led to strong net sales growth in Ghana, and in Cameroon, strong marketing campaigns delivered net sales and share gains in Guinness. In South Africa, spirits growth was underpinned by the continued strong performances of Smirnoff 1818, which is now a two million case brand, and Johnnie Walker, while overall growth was impacted by a decline in ready to drink. Reserve brands grew 26% with double digit increases in South Africa, East Africa, and Nigeria. Increased sales of mainstream brands, which have lower costs per case, together with procurement and supply efficiencies were partially offset by an increase in marketing spend and route to consumer investments leading to organic operating margin improvement of 75 basis points.

Key financials £ million:
		2014 Reported (restated)	FX	Acquisitions and disposals	Organic movement	2015 Reported	Reported movement %

Net sales		1,430	(100)	-	85	1,415	(1)
Marketing spend		152	(10)	-	5	147	(3)
Operating profit before exceptional items		340	(52)	1	29	318	(6)
Exceptional items		(23)				(7)
Operating profit		317				311	(2)

Markets:
	Organic	Organic	Reported
	volume	net sales	net sales
	movement(i)	movement	movement
	%	%	%
Africa	7	6	(1)

Nigeria	13	6	(3)
East Africa	7	9	6
Africa Regional
Markets	14	15	1
South Africa	(2)	(7)	(12)

Spirits (ii)	17	13	7
Beer	4	8	(1)
Ready to drink	(34)	(28)	(33)

Global giants and local stars (ii):
	Organic	Organic	Reported
	volume	net sales	net sales
	movement(i)	movement	movement
	%	%	%
Guinness	(5)	(7)	(15)
Johnnie Walker	3	7	2
Smirnoff	22	22	16
Tusker	(6)	3	1
Malta	(8)	(5)	(17)
Senator	(11)	(16)	(20)
Harp	(40)	(46)	(50)

(i)	Organic equals reported movement for volume.
(ii)	Spirits brands excluding ready to drink.

•
Nigeria delivered double digit volume growth driven primarily by the national rollout of Orijin, while net sales grew 6%. The weak consumer environment led to a move to value lager which resulted in a strong performance of Satzenbrau and a weak performance of Harp.  Similarly net sales of Guinness declined although the brand’s performance improved in the second half and volume share stabilised. Spirits net sales were up 19% as inventory reductions on Johnnie Walker and Baileys were offset by the strong performance of local mainstream spirits.

•
In East Africa, where net sales grew 9%, Guinness volume and net sales grew strong double digits supported by the ‘Made of More’ campaign. Innovation in value beer, in particular, Balozi lager in Kenya, a no added sugar offering, and in Tanzania Kibo Gold, positioned to capture consumers trading down, offset a decline in Senator due to excise duty changes in Kenya in the first half last year. In spirits, growth was led by mainstream spirits brands and good performances from Johnnie Walker and Smirnoff. Success in mainstream spirits was driven by Kane Extra and Liberty in Kenya, which benefitted from improvements in route to consumer, including the introduction of motorcycles to increase sales coverage of mainstream outlets. Johnnie Walker net sales grew 60% driven by recruitment activities, while the launch of Smirnoff Ice Double Black and Guarana also contributed to East Africa’s growth.

•
In Africa Regional Markets, net sales grew strongly, up 15%. In Ghana, net sales grew 32%. Investment in route to consumer, together with price increases, led to 28% net sales growth of beer, and spirits grew strongly driven by the growth of Johnnie Walker and the introduction of Orijin Bitters. In Cameroon, net sales grew 10% driven by growth of Guinness, which benefitted from increased awareness through the ‘Made of Black’ campaign, together with outperformance of Harp and growth of Johnnie Walker and Baileys. In Angola, spirits net sales doubled following route to consumer investments and the appointment of a new distributor. This led to strong performances from Johnnie Walker, White Horse, and Gordon’s gin. While the performance of Meta beer in Ethiopia was impacted by increased competitive pricing, this was mostly offset by strong net sales of Malta and the introduction of Zemen, a lower-price beer innovation, along with a good performance of spirits.

•
Net sales in South Africa were down 7% driven by a decline in Smirnoff Ice Double Black and Guarana, which lapped strong replenishment sales and high inventories in the last financial year. Spirits net sales increased 8% driven by Smirnoff 1818, with net sales up 27% based on competitive pricing and following a packaging upgrade. Net sales of Johnnie Walker increased 10% with marketing focused on the brand’s quality credentials. Its contribution to total scotch performance was partially offset by a weaker performance of JεB and Bell’s. Reserve brands continued to benefit from investments in route to consumer.

•
Marketing investment in Africa increased 4%. In Nigeria spend on beer was refocused from Harp to support the growth of Orijin and value beers, while in East Africa, the decline in Senator volume also led to a reduction in spend.  Spend increased behind vodka, notably Smirnoff 1818 in South Africa in support of pack innovations and promotional activity, and investment behind Johnnie Walker grew in South Africa and East Africa. Ready to drink investment increased as Smirnoff Ice Double Black & Guarana launched in East Africa and Nigeria.

Latin America and Caribbean

Good performances in the domestic markets in LAC were offset by a significant net sales decline in export channels due to currency volatility. The levels of stock held by these customers has reduced, which together with lower depletions, impacted growth in the region by 5 percentage points. Net sales in domestic markets increased 5% as we expanded our leading positions in scotch and broadened our business into other categories. In Brazil, performance has been affected by a weaker economy and a tougher competitive environment, but we have invested in route to consumer and recruited new consumers into our portfolio through innovation. In Venezuela, there was good growth in local spirits and scotch. Performance in Colombia benefitted from investments in route to consumer and innovation, while our strength in scotch drove good net sales growth in Mexico. In Peru and Jamaica, we delivered good growth from our investments in route to consumer and, while net sales were down in Argentina, we moved quickly to offset import levies with local production driving share gains. While significant cost efficiencies were achieved, especially in Brazil, negative market mix and increased marketing investment led to a decrease of 41 basis points in organic operating margin.

Key financials £ million:
		2014 Reported	FX	Acquisitions and disposals	Organic movement	2015 Reported	Reported movement %

Net sales		1,144	(123)	23	(11)	1,033	(10)
Marketing spend		203	(22)	3	10	194	(4)
Operating profit before exceptional items		328	(60)	2	(7)	263	(20)
Exceptional items		(14)				(5)
Operating profit		314				258	(18)

Markets:
	Organic	Organic	Reported
	volume	net sales	net sales
	movement(i)	movement	movement
	%	%	%
Latin America and
Caribbean	(7)	(1)	(10)

PUB	(8)	(2)	(12)
Venezuela	(38)	41	(60)
Colombia	10	10	(2)
Mexico	14	13	19
West LAC	(5)	(9)	(12)

Spirits (ii)	(8)	(3)	(12)
Beer	5	17	11
Wine	1	17	(1)
Ready to drink	(7)	9	(6)

Global giants and local stars (ii):
	Organic	Organic	Reported
	volume	net sales	net sales
	movement(i)	movement	movement
	%	%	%
Johnnie Walker	(6)	(5)	(11)
Smirnoff	(12)	5	(7)
Baileys	(4)	8	-
Buchanan’s	(17)	(12)	(24)
Old Parr	(9)	(10)	(22)
Ypióca	(5)	(3)	(14)
Black & White	17	27	6

(i)	Organic equals reported movement for volume.
(ii)	Spirits brands excluding ready to drink.
•
Net sales in Paraguay, Uruguay, and Brazil (PUB) declined 2% as currency weakness and a slower Brazilian economy impacted consumer spending. In Brazil, volume declined mainly as a result of changes in the route to consumer and the harmonisation of interstate pricing, which led to a reduction in inventories held by distributors. In PUB, price increases and a reduction in commercial discounts led to 6pps of positive price/mix. Scotch net sales declined 2% driven by Johnnie Walker, which was down 9% as intense competitor promotional activity amplified the price premium of Johnnie Walker Red Label. In premium scotch, Old Parr and Johnnie Walker Double Black had strong net sales growth and share gains, and in standard scotch, White Horse grew net sales supported by a new media campaign. Smirnoff strengthened its leadership position in vodka, growing net sales 6% driven by price increases and the launch of Smirnoff Peach. Net sales of Ypióca were affected by the transfer from net sales to overheads of tax credits from local production incentives. On a like for like basis, net sales of Ypióca increased high single digit driven by price increases and continued strong performance in the North East.

•
In Venezuela, while volume declined, net sales increased 41% to £32 million. Access to currency allowed for the importation of some scotch leading to strong comparative performances of Johnnie Walker, Buchanan’s, and Ye Monks. Increased focus on developing local spirits led to strong performances of Cacique, which doubled net sales, despite glass supply constraints, and Gordon’s vodka net sales increased 185%.

•
In Colombia, investments in the route to consumer increased share across key categories and drove 10% net sales growth. The launch of Old Parr Tribute and the introduction of Buchanan’s Special Reserve, together with double digit growth of Johnnie Walker, led to an 11% increase in the net sales of scotch. Innovations contributed to a 22% increase in Baileys net sales.

•
In Mexico, the breadth of Diageo’s scotch portfolio was the main driver of a 13% increase in net sales. Selective price increases along with strong trade executions delivered growth across all price segments of scotch other than value. Johnnie Walker net sales increased 15% with growth across all variants and a particularly strong contribution from Johnnie Walker Red Label. Diageo gained share in the fast-growing but competitive standard scotch segment with the introduction of Black & White, which increased net sales over 80%. There was a good contribution to net sales growth from Smirnoff, since Diageo took direct control over marketing and distribution of the brand in December 2014.

•
In West LAC, net sales were down 9% driven by inventory reductions in the export channels where net sales declined 51%. This impacted the performance of Johnnie Walker, Old Parr, and Buchanan’s. In domestic markets, strong performances in Peru and Jamaica led to a 3% increase in net sales. In Peru, net sales increased 26% with scotch driving growth together with Baileys, while growth in Red Stripe, pack renovations on Guinness and the strong consumer appeal of Dragon Stout helped deliver 15% growth in net sales in Jamaica. Price realignments in Chile and Caribbean & Central America led to some negative price/mix but delivered share gains in key categories. In Argentina, restrictions on imports affected overall performance but a shift to locally bottled spirits including VAT 69, White Horse, and Smirnoff drove share gains.

•
An increase in marketing investment of 6% supported broader participation within spirits. Spend on scotch was focused on increasing brand equity across price points in Mexico and on supporting the launch of Old Parr Tribute in Colombia. In Jamaica, investment also increased to support the growth of beer and there was growth in spend on Smirnoff to maintain its leadership position in Brazil and in Mexico as Diageo regained distribution of the brand.

Asia Pacific

Asia Pacific performance reflects inventory reductions in South East Asia, and disruptions in Indonesia due to new restrictions on the sale of beer and ready to drink in some channels. All other markets delivered growth, including China led by Chinese white spirits. Reserve sales were up 30%, led by Scotch malts, with particularly strong performance from The Singleton. Innovation responding to changing trends played an important role, with the launch of Haig Club, W ICE by Windsor in Korea, Guinness Zero in Indonesia, and new ready to drink offerings. We reduced marketing investment, largely in China and South East Asia, where the consumer environment was challenged. Performance, primarily the reduction in stock levels, in South East Asia resulted in a significant operating loss for that market. Our Chinese white spirits business regained profitability after a loss last year. This return to profitability, along with cost savings, resulted in an overall margin improvement for Asia Pacific of two percentage points. The full consolidation of USL added £921m of net sales and £53m of operating profit to reported performance for the region.

Key financials £ million:
		2014 Reported	FX	Acquisitions and disposals	Organic movement	2015 Reported	Reported movement %

Net sales		1,347	(22)	920	(32)	2,213	64
Marketing spend		305	(1)	65	(25)	344	13
Operating profit before exceptional items		283	(13)	66	20	356	26
Exceptional items		(276)				(193)
Operating profit		7				163	2,229

Markets:
	Organic	Organic	Reported
	volume	net sales	net sales
	movement(i)	movement	movement
	%	%	%
Asia Pacific	(3)	(2)	64

South East Asia	(24)	(28)	(28)
Greater China	3	15	17
India	5	3	1,732
Global Travel Asia &
Middle East	5	4	3
Australia	1	2	(5)
North Asia	1	1	(1)

Spirits (ii)	(3)	(3)	83
Beer	(13)	(12)	(16)
Ready to drink	(2)	1	(5)

Global giants and local stars (ii):
	Organic	Organic	Reported
	volume	net sales	net sales
	movement(i)	movement	movement
	%	%	%
Johnnie Walker	(10)	(14)	(14)
Smirnoff	(3)	(7)	(9)
Guinness	(13)	(12)	(16)
Captain Morgan	-	11	8
Baileys	(4)	(13)	(16)
Windsor	(10)	(10)	(8)
Bundaberg	(5)	(7)	(13)
Shui Jing Fang	275	239	245

(i)	Organic equals reported movement for volume except for Asia Pacific 622%, India 6347%, and spirits 710%, reflecting the full consolidation of USL.
(ii)	Spirits brands excluding ready to drink.
•
In South East Asia, net sales declined 28% given an inventory level reduction in specific wholesale channels, with Johnnie Walker Red and Black Label most impacted. Performance in these channels was also impacted by transferring sales from some Indian travel retail customers to Global Travel Asia. New regulations in Indonesia caused major disruptions, and Guinness net sales declined 30%. In Thailand, price repositioning on Johnnie Walker Red Label and Smirnoff led to negative price/mix, however, Johnnie Walker Red Label volume was up double digit in the second half, while Smirnoff gained share.

•
In Greater China, net sales were up 15%. Taiwan net sales increased 6%, driven by continued success of The Singleton, which was up significantly and has become the largest malt brand in Taiwan. Mainland China was up 26% including an 11pps benefit from an additional quarter of Shuijingfang to align financial year end timing. Shuijingfang grew significantly through innovation, strengthened route to consumer, and a soft prior year comparable. Shuijingfang also generated profit and drove margin improvement for Greater China, due to a significant reduction in the underlying business loss and benefitting from provision releases. While scotch in mainland China was down 17%, due to increased competition for on trade contracts and a reduction in wholesaler inventory levels, The Singleton and Haig Club drove growth and share gains.

•
Despite shipment disruptions due to new food safety labelling requirements, Diageo India volume was up 5% and net sales up 3%, and all key priority brands grew depletions. Johnnie Walker and VAT 69 campaigns, and a Black & White packaging relaunch, drove continued premiumisation. The Smirnoff Black launch helped increase Smirnoff share by 5pps over the past 3 months to 56% of vodka. The integration of Diageo and USL completed, and from June, USL started selling Diageo brands.

•
Global Travel Asia and Middle East net sales were up 4% including 6pps of benefit from transferring sales from some Indian travel retail customers from South East Asia. Middle East performance slowed in the second half due to geopolitical tensions and increased pricing pressure on scotch, with second half sales down 16%. Across GTME, Diageo brands gained share particularly in whisky, led by Johnnie Walker in Global Travel Asia, where premium and above variants drove the brand’s net sales growth.

•
Net sales in Australia improved 2%, reversing a first half decline. Spirits were up 2%, driven by super premium scotch, spiced rum, and North American whiskey. Captain Morgan net sales grew nearly 50% and it is now the second largest rum brand behind Bundaberg. While pricing pressure impacted Bundaberg and Smirnoff, depletions improved in the last quarter. Ready to drink growth continued in the second half driven by Captain Morgan variants and pack format innovations from several brands.

•
North Asia net sales were up 1% with Japan up 10% and Korea down 2%, as second half performance slowed following an increase in import duties after a Customs settlement in January. In Korea, whisky contraction decelerated, and the launch of lower ABV offering W ICE by Windsor stabilised Windsor share in the fourth quarter. While Windsor was down, whisky sales in Korea benefitted from strong growth of Johnnie Walker Blue and Black Label. Guinness was up 41%, driven by a campaign and price promotion. In Japan, performance improved due to scotch growth, with depletions up high single digit, and increased distribution and new flavours of Smirnoff Ice.

•
Marketing investment decreased 8%, due to Johnnie Walker reductions, particularly in Black Label, in China and South East Asia. In China, investment declined in the competitive on trade and was reinvested in testing new at home and with meal off trade campaigns. In Thailand and the Philippines, Johnnie Walker investment focused on recruiting consumers and maintaining Gold and Blue Label sponsorships. Many markets also supported Haig Club’s launch.

Corporate

Key financials £ million:
	2014 Reported	FX	Acquisitions and disposals	Organic movement	2015 Reported	Reported movement %

Net sales	79	(3)	3	1	80	1
Marketing spend	7	-	-	7	14	100
Operating profit before exceptional items	(130)	4	6	(3)	(123)	5
Exceptional items	(12)				(10)
Operating profit	(142)				(133)	6

In the year ended 30 June 2015 reported net sales for corporate were £80 million (2014 – £79 million). Marketing spend up £7 million to £14 million driven by higher spend on global campaigns for Smirnoff and Guinness. Despite increased marketing spend, operating charges reduced to £123 million (2014 - £130 million). This is largely due to cost savings and due to exchange, which reduced net operating charges by £4 million. For the reconciliation of reported to organic results, see ‘Additional Infromation For Shareholders / Explanatory Notes’.

CATEGORY AND BRAND REVIEW
For the year ended 30 June 2015

Key categories:
	Organic	Organic net	Reported net
	volume	sales	sales
	movement(i)	movement	movement
	%	%	%
Spirits (ii)	(2)	(1)	10
Scotch	(4)	(5)	(9)
Vodka	-	1	1
North American whiskey	10	12	15
Rum	(3)	(3)	(6)
Liqueurs	(1)	(4)	(8)
Gin	4	5	3
Tequila	10	14	38
Beer	3	4	(2)
Ready to drink	(11)	(4)	(13)
Wine	(1)	(1)	(1)
Total	(1)	-	5

(i)
Organic equals reported movement for volume except for total 58%, spirits 72%, ready to drink (18)%, liqueurs (1)%, and tequila 25%, largely reflecting the full consolidation of USL, the acquisition of Don Julio, and the termination of agency brand distribution agreements, including Jose Cuervo.

(ii)	Spirits brands excluding ready to drink.

Global giants, local stars and reserve (ii):
	Organic	Organic	Reported
	volume	net sales	net sales
	movement(i)	movement	movement
	%	%	%
Global giants
Johnnie Walker	(6)	(9)	(12)
Smirnoff	(1)	(2)	(3)
Captain Morgan	(4)	(6)	(7)
Baileys	(4)	(4)	(8)
Tanqueray	6	5	5
Guinness	(2)	-	(5)
Local stars
Crown Royal	13	12	15
Yenì Raki	(4)	4	(6)
JεB	(2)	(4)	(9)
Buchanan’s	(9)	(3)	(12)
Windsor	(10)	(10)	(8)
Old Parr	(13)	(14)	(24)
Bundaberg	(5)	(7)	(13)
Bell's	(3)	(5)	(14)
White Horse	(5)	(7)	(26)
Ypióca	(5)	(3)	(14)
Cacique	(37)	3	(32)
Shui Jing Fang	268	235	241
Reserve
Scotch malts	11	16	12
Cîroc	6	6	9
Ketel One vodka	(3)	(2)	1
Don Julio	8	12	43
Bulleit	34	38	42

(i)	Organic equals reported movement for volume, except for Don Julio where reported volume growth is 98%.
(ii)	Spirits brands excluding ready to drink.

•	Global giants represent 39% of Diageo net sales

•
Johnnie Walker, with nearly 70% of its net sales in the emerging markets, was impacted by currency weakness and inventory reductions in South East Asia and export channels in Latin America. In the United States, the brand lapped the shipment of two big innovations, Gold Label Reserve and Platinum Label in the prior year; Red and Black Label were negatively impacted by reduced promotional activities. In China, the government’s anti extravagance measures drove continued closure of traditional on trade outlets, leading to increased competition in the modern on trade negatively impacting the whole scotch category. Many other markets delivered strong performance, including Cameroon, Angola, Ghana, and East Africa with net sales up more than 50% and Mexico, Venezuela, and Colombia which all delivered double digit sales growth. In the developed markets in Asia Pacific, Johnnie Walker performed strongly and net sales grew high single digit.

•
Smirnoff net sales declined 2%, largely driven by the United States, and the weakness in flavoured vodka there. The relaunch of the brand with the ‘Exclusively for Everybody’ marketing campaign, new packaging and targeted price promotions drove improved depletions momentum and share gains on Smirnoff Red. In Western Europe, a number of countries, notably Great Britain, delivered growth. Net sales were up in Latin America, with Brazil growing 8% following the national ‘Cheers to Real Life’ campaign launch. Smirnoff had a very strong year in South Africa with Smirnoff 1818 sales growing 27%.

•
Captain Morgan net sales were down 6% due to the performance of the brand in the United States, where Captain Morgan held share in a flat rum category that is facing heightened competition from other categories. The decline in shipments was driven by weakness on Original Spiced Rum, and Captain Morgan White Rum which lapped its launch last year. The launch of Captain Morgan White Flavours partially offset the shipments decline on the core variants. Elsewhere, the brand’s performance continued to be strong with double digit growth in Great Britain, Germany, Southern Europe, Australia, India, and East Africa.

•
Baileys net sales declined 4% having started the year with high inventory levels. It experienced softer depletions this year in the United States and Nigeria. In China, after weakness in the first half, specific interventions to drive consumer conversion resulted in stronger second half depletions, up mid single digit. In Western Europe performance was impacted by lapping the launch of Chocolat Luxe in the prior year, but the Baileys brand achieved share gains in the key markets of Great Britain and Germany. The brand continued to expand its footprint in emerging markets, with double digit growth in Colombia, West LAC, and Africa Regional Markets.

•
Tanqueray gin benefitted from a strong focus on increased visibility and distribution in the on trade, supported by the highly effective ‘Tonight We Tanqueray’ campaign. This drove strong double digit growth in Western Europe, particularly in Spain and Great Britain, with accelerating growth in Germany and Benelux. Net sales for the gin brand grew 6%, with Tanqueray No. TEN up double digit in every region.

•
Guinness net sales were flat, reflecting a strong performance in both the United States and Western Europe, where the brand grew 3% and 2% respectively. This was achieved through a combination of acclaimed innovations such as Blonde American Lager and Dublin Porter that built on the Guinness brewing heritage, a drive to increase presence and distribution in bars, and a series of award winning marketing campaigns built under the ‘Made of More’ platform. In Nigeria, sales declined but performance improved over the course of the year and volume share stabilised. Sales declined in Indonesia due to adverse regulatory changes.

•
Local stars represent 16% of Diageo net sales. Overall performance was good with net sales growth of 4%. In developed markets, there was double digit growth on certain premium brands that have resonance with particular consumer groups, such as Buchanan’s in the United States with the Hispanic community, and Crown Royal Regal Apple with millennial consumers in high energy occasions. In China, Shui Jing Fang showed significant growth due to innovation, a strengthened route to consumer, and a soft prior year comparable. In emerging markets more broadly, there was good performance from local and secondary imported brands as certain consumer segments traded down, particularly where local production protected pricing from currency volatility. The net result is that whilst premium imported brands such as Windsor and Old Parr have seen sales decline, there was strong growth on brands such as Yeni Raki in Turkey, Cacique in Venezuela and White Horse in Brazil.

•
Reserve brands represent 13% of Diageo net sales, and continued to perform well with net sales growth of 8%. During the economic volatility of recent years, the wealthy consumer base that underpins reserve has been resilient. The slight deceleration in overall reserve growth was driven by lapping strong innovation shipments on Johnnie Walker Gold Label Reserve and Platinum Label in the United States. Ketel One vodka faced increased competitive pressure from both within and outside the category. Across the wider portfolio, performance was strong. Scotch malts grew double digit, led by The Singleton which was the fastest growing of the top 5 global malt whisky brands last year. The very strong performance of Bulleit continued with sales up 38%, benefitting from high advocacy amongst the bartender community. Zacapa rum and Tequila Don Julio also delivered double digit growth globally, reflecting the quality and heritage of these products, and the strength of the reserve business model. Cîroc continues to expand its footprint outside of North America with strong growth in Western Europe, particularly Great Britain, where it rapidly gained share from the market leader and is now the number two ultra premium vodka.

Other Key Highlights

•
Within whiskey, Scotch represents 24% of Diageo net sales and declined by 5%. Approximately 80% of this decline was due to inventory reductions in South East Asia and export channels in Latin America on Johnnie Walker, Buchanan’s, and Old Parr. Other brands including Haig Club, The Singleton, and scotch malts globally, and Buchanan’s in the United States performed well, with many growing double digit.

•
Also within whiskey, North American Whiskey, which represents 7% of Diageo net sales, grew 12% this year with over 2pps of positive price/mix. This strong performance was driven by the successful launch of Crown Royal Regal Apple, the continued strong growth of Bulleit, and the acclaimed range of rare bourbons in the Orphan Barrel series.

•
Vodka represents 12% of Diageo net sales and grew 1%. The growth of Cîroc in Europe and North America, as well as Smirnoff in Africa and Latin America was partially offset by the decline of Smirnoff in developed markets.

•
Beer represents 18% of Diageo net sales, grew 4% and delivered 1.1pps of positive price/mix. Beer in Africa grew 8%, led by double digit growth in Africa Regional Markets. In Nigeria, the success of Orijin and Satzenbrau more than offset declines in Guinness and Harp. East Africa delivered double digit growth on Guinness and a good performance with Tusker. Performance of Guinness in developed markets was good, driven by the successful launch of Brewer’s Project innovations and Blonde American Lager.

•
Ready to drink represents 5% of Diageo net sales and declined 4% this year. The main driver of this decline was in South Africa with Smirnoff Ice Double Black and Guarana where the brand lapped a strong performance in the previous year and an increase in inventories ahead of its transition to DHN Drinks. Elsewhere there was growth in ready to drink, including East Africa, West LAC, and Australia. In Great Britain, ready to drink cans underpinned sales growth of 7% in the category.

•
Wine represents 4% of Diageo sales and declined 1%. In the United States, a decline of 1% was driven by depletion softness as the business lapped one off programming in the prior year on core brands. In Europe, commercial challenges on Blossom Hill were offset by the strong performance of [yellow tail].

ADDITIONAL FINANCIAL INFORMATION
For the year ended 30 June 2015

INCOME STATEMENT

	2014	Exchange (a)	Acquisitions and disposals (b)	Organic movement	2015
	£ million	£ million	£ million	£ million	£ million
Sales	13,980	(509)	2,321	174	15,966
Excise duties	(3,722)	172	(1,425)	(178)	(5,153)
Net sales	10,258	(337)	896	(4)	10,813
Cost of sales(i)	(4,006)	61	(666)	26	(4,585)
Gross profit	6,252	(276)	230	22	6,228
Marketing	(1,620)	47	(74)	18	(1,629)
Other operating expenses(i)	(1,498)	68	(85)	(18)	(1,533)
Operating profit before exceptional items	3,134	(161)	71	22	3,066
Exceptional operating items (c)	(427)				(269)
Operating profit	2,707				2,797
Non-operating items (c)	140				373
Net finance charges	(388)				(412)
Share of after tax results of associates and joint ventures	252				175
Profit before taxation	2,711				2,933
Taxation	(447)				(466)
Profit from continuing operations	2,264				2,467
Discontinued operations (c)	(83)				-
Profit for the year	2,181				2,467
(i) Before exceptional operating items.

(a) Exchange
The impact of movements in exchange rates on reported figures is principally in respect of the Venezuelan bolivar, the euro, the Russian rouble and the US dollar.

In February 2015, the Central Bank of Venezuela opened a new mechanism (known as SIMADI) that allows private and public companies to trade foreign currency with fewer restrictions than other mechanisms in Venezuela. As a result, the group has used the SIMADI exchange rate to consolidate its Venezuelan operations for the year ended 30 June 2015. For the year ended 30 June 2014, the group applied the Sicad II exchange rate to consolidate its operations in Venezuela.
Applying the SIMADI consolidation rate of $1 = VEF197.30 (£1 = VEF309.76) compared to the Sicad II rate of $1 = VEF49.98 (£1 = VEF85.47) would have reduced net assets and cash and cash equivalents as at 1 July 2014 by £60 million and £52 million, respectively, and would have reduced the previously reported net sales and operating profit for the year ended 30 June 2014 by £57 million and £36 million, respectively.

The effect of movements in exchange rate and other movements on profit before exceptional items and taxation for the year ended 30 June 2015 is set out in the table below.
		Gains/ (losses)
		£ million
Translation impact		(72)
Transaction impact		(89)
Operating profit before exceptional items		(161)
Net finance charges – translation impact		(7)
Mark to market impact of IAS 39 on interest expense		8
Impact of IAS 21 and IAS 39 on net other finance charges		1
Interest and other finance charges		2
Associates – translation impact		(20)
Profit before exceptional items and taxation		(179)

	Year ended	Year ended
	30 June 2015	30 June 2014
Exchange rates
Translation £1 =	$1.57	$1.63
Transaction £1 =	$1.58	$1.59
Translation £1 =	€1.31	€1.20
Transaction £1 =	€1.23	€1.26

(b) Acquisitions and disposals
The impact of acquisitions and disposals on the reported figures was primarily attributable to the full consolidation of United Spirits Limited (USL) from 2 July 2014 and the acquisition of the Mexican distribution rights of Don Julio, partially offset by the disposal of The Old Bushmills Distillery Company Limited on 27 February 2015 and Gleneagles Hotels Limited on 30 June 2015.

(c) Exceptional items
Exceptional operating charges of £269 million (2014 – £427 million) in the year ended 30 June 2015 comprise:
•	£47 million (2014 – £98 million) in respect of the Global efficiency programme announced in January 2014;
•	£35 million (2014 – £35 million) in respect of the Supply excellence restructuring programme;
•	£41 million in respect of the impairment of the group’s 45.56% equity investment in Hanoi Liquor Joint Company; and
•
£146 million in respect of settlement of several related disputes with the Korean customs authorities regarding the transfer pricing methodology applicable to imported products. Total payments to settle these disputes in the year were £74 million as £87 million was paid to the customs authorities prior to 30 June 2014, and was previously accounted for as a receivable from Korean customs.

In the year ended 30 June 2014 an exceptional impairment loss of £260 million in respect of the Shui Jing Fang brand and £4 million in respect of tangible fixed assets was charged to other operating expenses.

Non-operating items in the year ended 30 June 2015 include a gain of £103 million (2014 – £140 million) following the acquisition of additional equity shares in USL which increased the group’s investment in USL from 25.02% to 54.78%, excluding the 2.38% interest owned by the USL Benefit Trust (2014 – 10.04% to 25.02%). On 2 July 2014 when USL became a subsidiary of the group a gain was recognised on the difference between the book value of the 25.02% investment and the fair value. The gain is net of a £79 million cumulative exchange loss recycled from other comprehensive income and £10 million transaction costs.

On 27 February 2015, the group completed the purchase of the 50% equity interest in Don Julio B.V. that it did not already own (giving Diageo 100% ownership of the brand and production facility) and the Mexican distribution business of Don Julio. As a result of Don Julio becoming a subsidiary of the group a gain of £63 million arose, being the difference between the book value of the joint venture on the date of the transaction and the fair value. In addition, the group reacquired the production and distribution for Smirnoff and Popov in Mexico. As part of the transaction, Diageo also agreed to sell 100% of the equity share capital in The Old Bushmills Distillery Company Limited resulting in an exceptional gain of £174 million.

On 30 June 2015, Diageo completed the disposal of Gleneagles Hotels Limited to the Ennismore group resulting an exceptional gain of £73 million.

In the year ended 30 June 2015 a provision of £30 million was charged to non-operating items in respect of a guarantee provided to a third party financial institution.

Discontinued operations in the year ended 30 June 2014 comprised a charge after taxation of £83 million (£91 million less tax of £8 million) in respect of the settlement of thalidomide litigation in Australia and New Zealand and anticipated future payments to thalidomide organisations.

Cash payments in the year ended 30 June 2015 for exceptional restructuring items, the legal settlement in Korea, the guarantee and thalidomide were £117 million (2014 – £104 million), £74 million (2014 – £nil), £30 million (2014 – £nil) and £19 million (2014 – £59 million), respectively.

(d) Dividend
The directors recommend a final dividend of 34.9 pence per share, an increase of 9% from the year ended 30 June 2014. The full dividend will therefore be 56.4 pence per share, an increase of 9% from the year ended 30 June 2014. Subject to approval by shareholders, the final dividend will be paid on 8 October 2015 to shareholders on the register on 13 August 2015. Payment to US ADR holders will be made on 14 October 2015. A dividend reinvestment plan is available to holders of ordinary shares in respect of the final dividend and the plan notice date is 17 September 2015.
The recommended final dividend increase is 9%, in line with the increase in the interim dividend. This rate of increase recognises that while eps has declined, the decline was mainly driven by the impact of exchange movements in a year when free cash flow has improved strongly. Eps to dividend cover at 1.6 times is however now outside management’s coverage ratio, and the group will look to rebuild cover over time, maintaining dividend increases at a mid-single digit rate until it is back in range.

MOVEMENT IN NET BORROWINGS AND EQUITY

Movement in net borrowings

	2015	2014
	£ million	£ million
Net borrowings at the beginning of the year	(8,850)	(8,403)
Free cash flow (a)	1,963	1,235
Acquisition and sale of businesses (b)	(306)	(534)
Proceeds from issue of share capital	1	1
Net purchase of own shares for share schemes (c)	(8)	(113)
Dividends paid to non-controlling interests	(72)	(88)
Purchase of shares of non-controlling interests (d)	-	(37)
Disposal of non-controlling interests	1	-
Net movements in bonds (e)	(701)	(93)
Net movements in other borrowings (f)	386	(64)
Equity dividends paid	(1,341)	(1,228)
Net decrease in cash and cash equivalents	(77)	(921)
Net decrease in bonds and other borrowings	315	157
Exchange differences (g)	(7)	349
Borrowings on acquisition of businesses	(869)	-
Other non-cash items	(39)	(32)
Net borrowings at the end of the year	(9,527)	(8,850)

(a) See ’Financial Review’ table for the analysis of free cash flow.

(b) On 2 July 2014 the group acquired an additional 26% investment in USL for INR 114.5 billion (£1,118 million). On 31 October 2014 the sale of the Whyte and Mackay Group by USL resulted in a net cash receipt of £391 million. On 27 February 2015, Diageo paid $293 million (£192 million) for the 50% equity interest in Don Julio BV that it did not already own and for the Mexican distribution rights for Don Julio. As part of the transaction, Diageo also agreed to sell the equity share capital in The Old Bushmills Distillery Company Limited. The net cash consideration received for Bushmills amounted to $709 million (£456 million).
In the year ended 30 June 2014 cash payments primarily comprised £474 million in respect of the acquisition of a 18.74% investment in USL.

(c) Net purchase of own shares comprised purchase of treasury shares for the future settlement of obligations under the employee share option schemes of £75 million (2014 – £208 million) less receipts from employees on the exercise of share options of £67 million (2014 – £95 million).

(d) In the year ended 30 June 2014 Diageo purchased the remaining 7% equity stake in Sichuan Chengdu Shuijingfang Group Co., Ltd.

(e) In the year ended 30 June 2015, the group repaid bonds of €1,000 million (£792 million) and $500 milllion (£330 million) and issued bonds of €1,000 million (£791 million). In addition, a bond of £370 million acquired on the purchase of USL was repaid using the proceeds from the sale of the Whyte and Mackay Group. In the comparable period the group issued bonds of €1,700 million (£1,378 million) and repaid bonds of €1,150 million (£983 million) and $804 million (£488 million).

(f) Net movements in other borrowings are primarily in respect of the net drawdown of short term commercial paper which is used to finance day-to-day operations.

(g) Exchange differences primarily arose on US dollar and euro denominated borrowings partially offset by the favourable change on foreign exchange swaps and forwards.

Movement in equity
	2015	2014
	£ million	£ million
Equity at the beginning of the year	7,590	8,088
Profit for the year	2,467	2,181
Exchange adjustments (a)	(225)	(1,133)
Net remeasurement of post employment plans	113	(167)
Exchange recycled to the income statement (b)	88	-
Fair value movements on available-for-sale investments (b)	20	(85)
Non-controlling interests acquired	641	8
Purchase of shares of non-controlling interests	-	(37)
Dividends to non-controlling interests	(72)	(88)
Dividends paid	(1,341)	(1,228)
Other reserve movements	(25)	51
Equity at the end of the year	9,256	7,590

(a) Movement in the year ended 30 June 2015 primarily arose from the exchange loss on Turkish lira, Brazilian real and euro denominated net investments.

(b) Following the acquisition of majority equity stakes in USL, 50% equity interest in Don Julio and one of the group’s joint ventures in South Africa that it did not already own exchange losses of £88 million were recycled to the income statement.
On the acquisition of USL on 2 July 2014 a 43.91% (£641 million) non-controlling interest was recognised. In the year ended 30 June 2014 a gain of £85 million, in respect of USL, was recycled to the income statement reflecting the step up from available-for-sale investment to associate.

Post employment plans
The deficit in respect of post employment plans before taxation decreased by £216 million from £475 million at 30 June 2014 to £259 million at 30 June 2015. The reduction was primarily due to strong asset return and a reduction in long term inflation rates partially offset by a decrease in returns from ‘AA’ rated corporate bonds used to calculate the discount rates on the liabilities of the post employment plans (United Kingdom reduced from 4.2% to 3.8% and Ireland from 3.0% to 2.6%). Total cash contributions by the group to all post employment plans in the year ending 30 June 2016 are estimated to be approximately £180 million.

DIAGEO CONDENSED CONSOLIDATED INCOME STATEMENT

Year ended	Year ended
30 June 2015	30 June 2014
Notes	£ million	£ million

Sales	2	15,966	13,980
Excise duties	(5,153)	(3,722)
Net sales	2	10,813	10,258
Cost of sales	(4,610)	(4,029)
Gross profit	6,203	6,229
Marketing	(1,629)	(1,620)
Other operating expenses	(1,777)	(1,902)
Operating profit	2	2,797	2,707
Non-operating items	3	373	140
Finance income	4	244	241
Finance charges	4	(656)	(629)
Share of after tax results of associates and joint ventures	175	252
Profit before taxation	2,933	2,711
Taxation	5	(466)	(447)
Profit from continuing operations	2,467	2,264
Discontinued operations	3	-	(83)
Profit for the year	2,467	2,181

Attributable to:
Equity shareholders of the parent company - continuing operations	2,381	2,331
- discontinued operations	-	(83)
Non-controlling interests - continuing operations	86	(67)
2,467	2,181

Basic earnings per share	pence	pence
Continuing operations	95.0	93.0
Discontinued operations	-	(3.3)
95.0	89.7

Diluted earnings per share
Continuing operations	94.6	92.6
Discontinued operations	-	(3.3)
94.6	89.3

Weighted average number of shares	million	million
Shares in issue excluding own shares	2,505	2,506
Dilutive potential ordinary shares	12	11
2,517	2,517
DIAGEO CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Year ended	Year ended
30 June 2015	30 June 2014
£ million	£ million
Other comprehensive income
Items that will not be recycled subsequently to the income statement
Net remeasurement of post employment plans
- group	125	(169)
- associates and joint ventures	(10)	2
- non-controlling interests	(2)	-
Tax on post employment plans	(11)	20
102	(147)
Items that may be recycled subsequently to the income statement
Exchange differences on translation of foreign operations excluding borrowings
- group	(345)	(1,117)
- associates and joint ventures	(205)	(294)
- non-controlling interests	56	(120)
Exchange loss recycled to the income statement in respect of step acquisitions	88	-
Net investment hedges	269	398
Tax on exchange differences	30	12
Effective portion of changes in fair value of cash flow hedges
- (losses)/gains taken to other comprehensive income - group	(40)	59
- losses taken to other comprehensive income - associates and joint ventures	(6)	(5)
- recycled to income statement	(58)	34
Tax on effective portion of changes in fair value of cash flow hedges	18	2
Fair value movements on available-for-sale investments
- gains taken to other comprehensive income - group	11	55
- gains taken to other comprehensive income - non-controlling interests	9	-
- recycled to income statement	-	(140)
Tax on available-for-sale fair value movements	(4)	-
Hyperinflation adjustment	18	11
Tax on hyperinflation adjustment	-	(2)
(159)	(1,107)
Other comprehensive loss, net of tax, for the year	(57)	(1,254)
Profit for the year	2,467	2,181
Total comprehensive income for the year	2,410	927

Attributable to:
Equity shareholders of the parent company	2,261	1,114
Non-controlling interests	149	(187)
Total comprehensive income for the year	2,410	927

DIAGEO CONDENSED CONSOLIDATED BALANCE SHEET

30 June 2015	30 June 2014
Notes	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets	11,231	7,891
Property, plant and equipment	3,690	3,433
Biological assets	65	53
Investments in associates and joint ventures	2,076	3,201
Other investments	109	63
Other receivables	46	107
Other financial assets	9	292	250
Deferred tax assets	189	246
Post employment benefit assets	436	251
18,134	15,495
Current assets
Inventories	6	4,574	4,222
Trade and other receivables	2,435	2,499
Assets held for sale	143	8
Other financial assets	9	46	118
Cash and cash equivalents	7	472	622
7,670	7,469
Total assets	25,804	22,964
Current liabilities
Borrowings and bank overdrafts	7	(1,921)	(1,576)
Other financial liabilities	9	(156)	(146)
Trade and other payables	(2,943)	(2,800)
Liabilities held for sale	(3)	-
Corporate tax payable	(162)	(197)
Provisions	(105)	(132)
(5,290)	(4,851)
Non-current liabilities
Borrowings	7	(7,917)	(7,638)
Other financial liabilities	9	(443)	(447)
Other payables	(69)	(94)
Provisions	(238)	(253)
Deferred tax liabilities	(1,896)	(1,365)
Post employment benefit liabilities	(695)	(726)
(11,258)	(10,523)
Total liabilities	(16,548)	(15,374)
Net assets	9,256	7,590

Equity
Share capital	797	797
Share premium	1,346	1,345
Other reserves	1,994	2,243
Retained earnings	3,634	2,438
Equity attributable to equity shareholders of the parent company	7,771	6,823
Non-controlling interests	1,485	767
Total equity	9,256	7,590

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Equity attributable to parent company share- holders
Retained earnings/(deficit)
Share capital	Share premium	Other reserves	Own shares	Other retained earnings	Total	Non- controlling interests	Total equity
£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

At 30 June 2013	797	1,344	3,154	(2,232)	3,973	1,741	7,036	1,052	8,088
Total comprehensive income	-	-	(911)	-	2,025	2,025	1,114	(187)	927
Employee share schemes	-	-	-	(48)	(67)	(115)	(115)	-	(115)
Share-based incentive plans	-	-	-	-	37	37	37	-	37
Share-based incentive plans in respect of associates	-	-	-	-	3	3	3	-	3
Tax on share-based incentive plans	-	-	-	-	1	1	1	-	1
Shares issued	-	1	-	-	-	-	1	-	1
Acquisitions	-	-	-	-	-	-	-	8	8
Change in fair value of put options	-	-	-	-	(7)	(7)	(7)	-	(7)
Purchase of non-controlling interests	-	-	-	-	(19)	(19)	(19)	(18)	(37)
Dividends paid	-	-	-	-	(1,228)	(1,228)	(1,228)	(88)	(1,316)
At 30 June 2014	797	1,345	2,243	(2,280)	4,718	2,438	6,823	767	7,590
Total comprehensive income	-	-	(249)	-	2,510	2,510	2,261	149	2,410
Employee share schemes	-	-	-	52	(58)	(6)	(6)	-	(6)
Share-based incentive plans	-	-	-	-	35	35	35	-	35
Share-based incentive plans in respect of associates	-	-	-	-	2	2	2	-	2
Tax on share-based incentive plans	-	-	-	-	4	4	4	-	4
Shares issued	-	1	-	-	-	-	1	-	1
Acquisitions	-	-	-	-	-	-	-	641	641
Change in fair value of put options	-	-	-	-	(9)	(9)	(9)	-	(9)
Disposal of non-controlling interests	-	-	-	-	1	1	1	-	1
Dividends paid	-	-	-	-	(1,341)	(1,341)	(1,341)	(72)	(1,413)
At 30 June 2015	797	1,346	1,994	(2,228)	5,862	3,634	7,771	1,485	9,256

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended	Year ended
30 June 2015	30 June 2014
£ million	£ million	£ million	£ million
Cash flows from operating activities
Profit for the year	2,467	2,181
Discontinued operations	-	83
Taxation	466	447
Share of after tax results of associates and joint ventures	(175)	(252)
Net finance charges	412	388
Non-operating items	(373)	(140)
Operating profit	2,797	2,707
Increase in inventories	(204)	(229)
Decrease/(increase) in trade and other receivables	274	(276)
Increase/(decrease) in trade and other payables and provisions	47	(92)
Net decrease/(increase) in working capital	117	(597)
Depreciation, amortisation and impairment	440	629
Dividends received	183	228
Post employment payments less amounts included in operating profit	(70)	(196)
Other items	(11)	(80)
542	581
Cash generated from operations	3,456	2,691
Interest received	183	143
Interest paid	(599)	(575)
Taxation paid	(489)	(469)
(905)	(901)
Net cash from operating activities	2,551	1,790
Cash flows from investing activities
Disposal of property, plant and equipment and computer software	52	80
Purchase of property, plant and equipment and computer software	(638)	(642)
Movements in loans and other investments	(2)	7
Sale of businesses	978	2
Acquisition of businesses	(1,284)	(536)
Net cash outflow from investing activities	(894)	(1,089)
Cash flows from financing activities
Proceeds from issue of share capital	1	1
Net purchase of own shares for share schemes	(8)	(113)
Dividends paid to non-controlling interests	(72)	(88)
Disposal of non-controlling interests	1	-
Purchase of shares of non-controlling interests	-	(37)
Proceeds from bonds	791	1,378
Repayment of bonds	(1,492)	(1,471)
Net movements on other borrowings	386	(64)
Equity dividends paid	(1,341)	(1,228)
Net cash outflow from financing activities	(1,734)	(1,622)

Net decrease in net cash and cash equivalents	(77)	(921)
Exchange differences	(73)	(192)
Net cash and cash equivalents at beginning of the year	532	1,645
Net cash and cash equivalents at end of the year	382	532

Net cash and cash equivalents consist of:
Cash and cash equivalents	472	622
Bank overdrafts	(90)	(90)
382	532

NOTES

1. Basis of preparation

The financial information included within this report has been prepared using accounting policies in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted for use in the European Union (EU), and in accordance with the Disclosure and Transparency Rules (DTR) of the Financial Conduct Authority. This condensed consolidated financial information has been prepared on the basis of accounting policies consistent with those applied in the consolidated financial statements for the year ended 30 June 2014. IFRS is subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance and the issuance of new standards by the IASB.
The directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the condensed consolidated financial statements.

New accounting standards
The following amendments to the accounting standards, issued by the IASB or International Financial Reporting Interpretations Committee (IFRIC) and endorsed by the EU, have been adopted by the group from 1 July 2014 with no significant impact on the group’s performance, financial position or disclosures:

IFRIC 21 – Levies
Amendment to IAS 19 – Defined benefit plans: Employee contributions
Amendment to IAS 32 – Offsetting financial assets and financial liabilities
Amendment to IAS 39 – Novation of derivatives and continuation of hedge accounting
Amendment to IFRS 2 – Share based payments – Definition of vesting conditions
Amendment to IFRS 3 – Accounting for contingent consideration in a business combination
Amendment to IFRS 3 – Scope exceptions for joint ventures
Amendment to IFRS 8 – Aggregation of operating segments and reconciliation of segment assets to entity's assets
Amendment to IFRS 13 – Short-term receivables and payables

The following standards issued by the IASB (not yet endorsed by the EU) have not yet been adopted by the group:

IFRS 9 – Financial instruments (effective in the year ending 30 June 2019) is ultimately intended to replace IAS 39 and covers the classification, measurement and derecognition of financial instruments together with a new hedge accounting model and new impairment methodology.
Based on a preliminary assessment the group believes that the adoption of IFRS 9 will have no significant impact on its consolidated results or financial position.

IFRS 15 – Revenue from contracts with customers (effective in the year ending 30 June 2019) is based on the principle that revenue is recognised when control of goods or services is transferred to the customer and provides a single, principles based five-step model to be applied to all sales contracts. It replaces the separate models for goods, services and construction contracts under current IFRS.
Based on a preliminary assessment the group currently believes that the adoption of IFRS 15 will have no significant impact on its consolidated results or financial position.

Amendments to IAS 16 and IAS 41 – Agriculture: Bearer Plants (effective in the year ending 30 June 2017) changes the accounting requirements for biological assets that meet the definition of bearer plants. These will be within the scope of IAS 16 and will be subject to all of the requirements therein. This includes the ability to choose between the cost model and revaluation model.
The group is currently considering the impact of the amendments on its consolidated results and financial position.

There are a number of amendments to IFRS, effective for the year ending 30 June 2016 and 30 June 2017, which are not expected to significantly impact the group’s consolidated results or financial position.

The financial information included in this preliminary announcement does not constitute the company's statutory accounts for the years ended 30 June 2015 and 2014 but is derived from those accounts. Statutory accounts for 2014 have been delivered to the registrar of companies, and those for 2015 will be delivered in due course. The auditor has reported on those accounts; their reports were (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

2. Segmental information

The segmental information presented is consistent with management reporting provided to the executive committee (the chief operating decision maker).
The executive committee considers the business principally from a geographical perspective based on the location of third party sales and the business analysis is presented by geographical segment.
In the year ended 30 June 2015 Diageo changed its internal reporting structure to reflect changes made to management responsibilities. As a result of this change, Diageo reports the following geographical segments both for management reporting purposes and in the external financial statements: North America; Europe; Africa; Latin America and Caribbean; Asia Pacific and Corporate. The geographical segments Western Europe and Africa, Eastern Europe and Turkey are no longer reported. As a consequence of this change, the financial information by geographical segments for comparative years has been amended and restated segmental information has been provided in the tables below.
Continuing operations also include the Corporate function. Corporate revenues and costs are in respect of central costs, including finance, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to the ISC. They also include rents receivable and payable in respect of properties not used by the group in the manufacture, sale or distribution of premium drinks and the results of Gleneagles Hotel (disposed on 30 June 2015).
Diageo uses shared services operations, including captive and outsourced centres, to deliver transaction processing activities for markets and operational entities. These centres are located in Hungary, Romania, Kenya, Colombia, the Philippines and India. The captive business service centre in Budapest also performs certain central finance activities, including elements of financial planning and reporting and treasury. The results of shared service operations are recharged to the regions.
The segmental information for net sales and operating profit before exceptional items is reported at budgeted exchange rates in line with management reporting. For management reporting purposes the group measures the current year at, and restates the prior year net sales and operating profit to, the current year’s budgeted exchange rates. These exchange rates are set prior to the financial year as part of the financial planning process and provide a consistent exchange rate to measure the performance of the business throughout the year. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to the group’s reported results are shown in the tables below. The comparative segmental information, prior to retranslation, has not been restated at the current year’s budgeted exchange rates but is presented at the budgeted rates for the year ended 30 June 2014.
In addition, for management reporting purposes Diageo presents separately the result of acquisitions and disposals completed in the current and prior year from the results of the geographical segments. The impact of acquisitions and disposals on net sales and operating profit is disclosed under the appropriate geographical segments in the tables below at budgeted exchange rates.

Year ended	North America	Europe	Africa	Latin America and Caribbean	Asia Pacific	ISC	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
30 June 2015	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Sales	3,909	4,683	1,868	1,297	4,129	1,381	(1,381)	15,886	80	15,966
Net sales
At budgeted exchange rates(i)	3,462	2,666	1,457	1,105	1,291	1,485	(1,413)	10,053	82	10,135
Acquisitions and disposals	25	34	1	26	903	-	-	989	-	989
ISC allocation	9	44	4	8	7	(72)	-	-	-	-
Retranslation to actual exchange rates	(41)	(127)	(47)	(106)	12	(32)	32	(309)	(2)	(311)
Net sales	3,455	2,617	1,415	1,033	2,213	1,381	(1,381)	10,733	80	10,813
Operating profit/(loss)
At budgeted exchange rates(i)	1,477	779	329	314	303	75	-	3,277	(136)	3,141
Acquisitions and disposals	(3)	12	-	1	49	1	-	60	4	64
ISC allocation	10	47	4	8	7	(76)	-	-	-	-
Retranslation to actual exchange rates	(36)	(34)	(15)	(60)	(3)	-	-	(148)	9	(139)
Operating profit/(loss) before exceptional items	1,448	804	318	263	356	-	-	3,189	(123)	3,066
Exceptional items	(28)	(20)	(7)	(5)	(193)	(6)	-	(259)	(10)	(269)
Operating profit/(loss)	1,420	784	311	258	163	(6)	-	2,930	(133)	2,797
Non-operating items										373
Net finance charges										(412)
Share of after tax results of associates and joint ventures										175
Profit before taxation										2,933
Year ended	North America	Europe	Africa	Latin America and Caribbean	Asia Pacific	ISC	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
30 June 2014
(restated)	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Sales	3,915	4,935	1,846	1,404	1,801	1,504	(1,504)	13,901	79	13,980
Net sales
At budgeted exchange rates(i)	3,563	2,824	1,506	1,311	1,446	1,595	(1,504)	10,741	79	10,820
Acquisitions and disposals	44	3	-	-	-	-	-	47	-	47
ISC allocation	12	56	5	10	8	(91)	-	-	-	-
Retranslation to actual exchange rates	(175)	(69)	(81)	(177)	(107)	-	-	(609)	-	(609)
Net sales	3,444	2,814	1,430	1,144	1,347	1,504	(1,504)	10,179	79	10,258
Operating profit/(loss)
At budgeted exchange rates(i)	1,535	838	366	397	333	84	-	3,553	(128)	3,425
Acquisitions and disposals	(12)	(3)	-	-	(19)	-	-	(34)	(2)	(36)
ISC allocation	11	52	4	9	8	(84)	-	-	-	-
Retranslation to actual exchange rates	(74)	(34)	(30)	(78)	(39)	-	-	(255)	-	(255)
Operating profit/(loss) before exceptional items	1,460	853	340	328	283	-	-	3,264	(130)	3,134
Exceptional items	(35)	(20)	(23)	(14)	(276)	(47)	-	(415)	(12)	(427)
Operating profit/(loss)	1,425	833	317	314	7	(47)	-	2,849	(142)	2,707
Non-operating items										140
Net finance charges										(388)
Share of after tax results of associates and joint ventures										252
Profit before taxation										2,711

(i) These items represent the IFRS 8 performance measures for the geographical and ISC segments.

(1)
The net sales figures for ISC reported to the executive committee primarily comprise inter-segment sales and these are eliminated in a separate column in the above segmental analysis. Apart from sales by the ISC segment to the other operating segments, inter-segmental sales are not material.

(2)	The group’s net finance charges are managed centrally and are not attributable to individual operating segments.

(3)	Approximately 40% of annual net sales occur in the last four months of each calendar year.

Weighted average exchange rates used in the translation of income statements were US dollar – £1 = $1.57 (2014 – £1 = $1.63) and euro – £1 = €1.31 (2014 – £1 = €1.20). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar – £1 = $1.57 (30 June 2014 – £1 = $1.71) and euro – £1 = €1.41 (30 June 2014 – £1 = €1.25). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

3. Exceptional items

Exceptional items are those which, in management’s judgement, need to be disclosed by virtue of their size or nature in order for the user to obtain a proper understanding of the financial information.
	Year ended	Year ended
	30 June 2015	30 June 2014
	£ million	£ million
Items included in operating profit
Global efficiency programme	(47)	(98)
Supply excellence review	(35)	(35)
Restructuring of Irish brewing operations	-	(30)
	(82)	(163)

Korea settlement	(146)	-
Associate impairment (Halico)	(41)	-
SJF brand and tangible asset impairment	-	(264)
	(269)	(427)

Non-operating items
Step ups
United Spirits Limited	103	140
Don Julio	63	-
South Africa	(10)	-
Sale of businesses
Bushmills	174	-
Gleneagles Hotel	73	-
Other
Guarantee	(30)	-
	373	140

Exceptional items before taxation	104	(287)

Items included in taxation
Tax on exceptional operating items	51	99
	51	99

Exceptional items in continuing operations	155	(188)

Discontinued operations net of taxation
Thalidomide	-	(83)

Total exceptional items	155	(271)

Attributable to:
Equity shareholders of the parent company	156	(146)
Non-controlling interests	(1)	(125)
Total exceptional items	155	(271)

Exceptional items included in operating profit are charged to:
Cost of sales	(25)	(23)
Other operating expenses	(244)	(404)
	(269)	(427)

Cash generated from operations includes £240 million (2014 – £163 million) of cash outflows in respect of exceptional items.

4. Finance income and charges

	Year ended	Year ended
	30 June 2015	30 June 2014
	£ million	£ million

Interest income	162	109
Fair value gain on interest rate instruments	61	115
Total interest income	223	224
Interest charges	(528)	(455)
Fair value loss on interest rate instruments	(55)	(117)
Total interest charges	(583)	(572)
Net interest charges	(360)	(348)

Net finance income in respect of post employment plans in surplus	13	17
Other finance income	8	-
Total other finance income	21	17
Net finance charge in respect of post employment plans in deficit	(26)	(29)
Unwinding of discounts	(14)	(9)
Change in financial liability	(13)	-
Hyperinflation adjustment on Venezuela operations	(17)	(13)
Other finance charges	(3)	(6)
Total other finance charges	(73)	(57)
Net other finance charges	(52)	(40)

5. Taxation

For the year ended 30 June 2015, the £466 million taxation charge from continuing operations (2014 – £447 million) comprises a UK tax charge of £78 million (2014 – £48 million) and a foreign tax charge of £388 million (2014 – £399 million).

6. Inventories

	30 June 2015	30 June 2014
	£ million	£ million

Raw materials and consumables	333	306
Work in progress	66	59
Maturing inventories	3,586	3,300
Finished goods and goods for resale	589	557
	4,574	4,222

7. Net borrowings

	30 June 2015	30 June 2014
	£ million	£ million

Borrowings due within one year and bank overdrafts	(1,921)	(1,576)
Borrowings due after one year	(7,917)	(7,638)
Fair value of foreign currency forwards and swaps	82	25
Fair value of interest rate hedging instruments	19	8
Finance lease liabilities	(262)	(291)
	(9,999)	(9,472)
Cash and cash equivalents	472	622
	(9,527)	(8,850)

8. Reconciliation of movement in net borrowings

	Year ended	Year ended
	30 June 2015	30 June 2014
	£ million	£ million

Net decrease in cash and cash equivalents before exchange	(77)	(921)
Net decrease in bonds and other borrowings	315	157
Decrease/(increase) in net borrowings from cash flows	238	(764)
Exchange differences on net borrowings	(7)	349
Borrowings on acquisition of businesses	(869)	-
Other non-cash items	(39)	(32)
Net borrowings at beginning of the year	(8,850)	(8,403)
Net borrowings at end of the year	(9,527)	(8,850)

In the year ended 30 June 2015, the group repaid bonds of €1,000 million (£792 million) and $500 million (£330 million) and issued bonds of €1,000 million (£791 million), comprising €500 million (£400 million) of 1.125% bonds due May 2019 and €500 million (£391 million) of 1.75% bonds due September 2023. A bond of £370 million acquired on the purchase of USL was repaid using the proceeds from the sale of the Whyte and Mackay Group.
All bonds, medium-term notes and commercial paper issued by the group’s 100% owned subsidiaries are fully and unconditionally guaranteed by Diageo plc.

9. Financial instruments

Fair value measurements of financial instruments are presented through the use of a three-level fair value hierarchy that prioritises the valuation techniques used in fair value calculations.
The group maintains policies and procedures to value instruments using the most relevant data available. If multiple inputs that fall into different levels of the hierarchy are used in the valuation of an instrument, the instrument is categorised on the basis of the most subjective input.
Foreign currency forwards and swaps, cross currency swaps and interest rate swaps are valued using discounted cash flow techniques. These techniques incorporate inputs at levels 1 and 2, such as foreign exchange rates and interest rates. These market inputs are used in the discounted cash flow calculation incorporating the instrument’s term, notional amount and discount rate, and taking credit risk into account. As significant inputs to the valuation are observable in active markets, these instruments are categorised as level 2 in the hierarchy.
There were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities in the year ended 30 June 2015.

The group’s financial assets and liabilities measured at fair value are categorised as follows:
	30 June 2015	30 June 2014
	£ million	£ million

Available-for-sale investments	80	-
Unadjusted quoted prices in active markets (Level 1)	80	-
Derivative assets	338	368
Derivative liabilities	(198)	(194)
Valuation techniques based on observable market input (Level 2)	140	174
Other financial liabilities	(139)	(108)
Valuation techniques based on unobservable market input (Level 3)	(139)	(108)

Finance lease liabilities amounted to £262 million at 30 June 2015 (30 June 2014 – £291 million).
The carrying amount of the group’s financial assets and liabilities are generally the same as their fair value apart from borrowings. At 30 June 2015 the fair value of gross borrowings (excluding finance lease liabilities and the fair value of derivative instruments) was £10,115 million and the carrying value was £9,838 million (30 June 2014 – £9,662 million and £9,214 million respectively).

10. Dividends and other reserves
	Year ended	Year ended
	30 June 2015	30 June 2014
	£ million	£ million
Amounts recognised as distributions to equity shareholders in the period
Final dividend for the year ended 30 June 2014 of 32.0 pence per share (2013 – 29.3 pence)	801	735
Interim dividend paid for the year ended 30 June 2015 of 21.5 pence per share (2014 – 19.7 pence)	540	493
	1,341	1,228

A final dividend of 34.9 pence per share for the year ended 30 June 2015 was recommended by the board on 29 July 2015 for approval by shareholders at the Annual General Meeting to be held on 23 September 2015. As the approval was after the balance sheet date, it has not been included as a liability.
Other reserves of £1,994 million at 30 June 2015 (2014 – £2,243 million) include a capital redemption reserve of £3,146 million (2014 – £3,146 million) and hedging and exchange reserve of £1,152 million deficit (2014 – £903 million deficit).

11. Acquisition of businesses

Fair value of net assets acquired under Diageo IFRS accounting policies and cash consideration paid in respect of acquisitions in the year ended 30 June 2015 is as follows:
	USL	Don Julio	Other	Total
	£ million	£ million	£ million	£ million
Brands and other intangibles	1,721	220	-	1,941
Property, plant and equipment	248	10	17	275
Biological assets	-	5	-	5
Investments	58	-	-	58
Inventories	217	27	3	247
Assets and liabilities held for sale	401	-	-	401
Other working capital	61	6	(5)	62
Current and deferred tax	(442)	(66)	1	(507)
Cash	50	10	4	64
Borrowings	(847)	-	(22)	(869)
Post employment benefit liabilities	(7)	-	-	(7)
Fair value of assets and liabilities	1,460	212	(2)	1,670
Goodwill arising on acquisition	1,281	105	33	1,419
Non-controlling interests	(641)	-	-	(641)
Step acquisitions	(982)	(115)	(16)	(1,113)
Consideration payable	1,118	202	15	1,335

Satisfied by:
Cash consideration paid	1,118	202	14	1,334
Contingent consideration payable	-	-	1	1
	1,118	202	15	1,335

Cash consideration paid for investment in USL	1,118	-	-	1,118
Cash consideration paid for investments in other subsidiaries	-	202	14	216
Cash acquired	(50)	(10)	(4)	(64)
Deposit refunded	(11)	-	-	(11)
Capital injection to associates	-	-	21	21
Cash paid in respect of prior year acquisitions	-	-	4	4
Net cash outflow on acquisition of business	1,057	192	35	1,284

United Spirits Limited (USL)
On 2 July 2014, with the completion of a tender offer the group acquired an additional 26% investment in USL, the leading spirits company in India, for INR 114.5 billion (£1,118 million) taking its investment to 54.78% (excluding 2.38% owned by the USL Benefit Trust). From 2 July 2014 the group accounted for USL as a subsidiary with a 43.91% non-controlling interest. A gain of £103 million reflecting the step up from associate to subsidiary was recognised as a non-operating exceptional item in the consolidated income statement in the year ended 30 June 2015. The gain is net of a £79 million cumulative exchange loss recycled from other comprehensive income and £10 million of transaction costs.
USL contributed £921 million to net sales, £48 million to operating profit and a £15 million loss after tax (both net of transaction costs of £5 million) in the year ended 30 June 2015. In addition, directly attributable integration and transaction costs of £15 million (2014 – £18 million) have been included in other external charges in the year. These amounts are under Diageo’s IFRS accounting policies and are after fair value adjustments.

Don Julio
On 27 February 2015 Diageo purchased the 50% equity interest in Don Julio that it did not already own from Casa Cuervo. Don Julio is the brand owner of Don Julio tequila and manufactures the spirit in Mexico. Don Julio has been fully consolidated for the period from 27 February to 30 June 2015, and in that period contributed net sales of £23 million and £6 million of operating profit. In addition, directly attributable integration and transaction costs of £8 million (2014 – £2 million) have been included in other external charges in the year. The fair values of the assets and liabilities acquired are provisional and will be finalised in the year ending 30 June 2016.

Other
On 29 May 2015 the group also acquired the remaining 50% equity stake of one of the group’s joint ventures in South Africa. The fair values of the assets and liabilities acquired are provisional and will be finalised in the year ending 30 June 2016.

12. Sale of businesses

Cash consideration received and net assets disposed of in respect of sale of businesses in the year ended 30 June 2015, were as follows:
	Bushmills £ million	Other £ million	Total £ million
Sale consideration
Cash received in year	458	543	1,001
Cash disposed of	(2)	(15)	(17)
Transaction costs paid	(6)	-	(6)
Net cash received	450	528	978
Transaction costs payable	(1)	(2)	(3)
Deferred consideration payable	(3)	-	(3)
	446	526	972
Net assets disposed of
Brands	(144)	-	(144)
Goodwill	(44)	-	(44)
Property, plant and equipment	(51)	(67)	(118)
Assets and liabilities held for sale	-	(404)	(404)
Inventories	(75)	(3)	(78)
Other working capital	4	15	19
Post employment benefit liabilities	7	3	10
Current tax	1	-	1
Deferred tax	30	3	33
	(272)	(453)	(725)
Gain on disposal before and after taxation	174	73	247

On 27 February 2015, the group disposed of the entire share capital of The Old Bushmills Distillery Company Limited to Jose Cuervo Overseas. In the period of 1 July 2014 to 27 February 2015, Bushmills contributed net sales of £50 million (in the year ended 30 June 2014 - £60 million), operating profit of £22 million (in the year ended 30 June 2014 - £28 million) and profit after taxation of £17 million (in the year ended 30 June 2014 - £20 million).
Other includes businesses disposed of following the acquisition of USL including the net cash receipt of £391 million on the sale of the Whyte and Mackay Group on 31 October 2014. It also includes the proceeds and net assets following the disposal of Gleneagles Hotels Limited on 30 June 2015. In the year ended 30 June 2015, Gleneagles Hotel contributed net sales of £48 million (2014 - £45 million) and operating profit of £4 million (2014 - £2 million).

13. Contingent liabilities and legal proceedings

(a) Guarantees and related matters
As of 30 June 2015, the group has no material guarantees or indemnities in respect of liabilities of third parties with the exception of the following:
Diageo Holdings Netherlands B.V. (DHN) has issued a conditional backstop guarantee to Standard Chartered Bank (Standard Chartered) pursuant to a guarantee commitment agreement (the guarantee agreement). The guarantee is in respect of the liabilities of Watson Limited (Watson), a company affiliated with Dr Vijay Mallya, under a $135 million (£81 million) facility from Standard Chartered. The guarantee agreement was entered into as part of the arrangements put in place and announced at closing of the USL transaction on 4 July 2013. DHN’s provision of the guarantee agreement enabled the refinancing of certain existing borrowings of Watson to a third party bank and facilitated the release by that bank of rights over certain USL shares that were to be acquired by Diageo as part of the USL transaction. The facility matured and entered into default in May 2015.
Standard Chartered is required to take certain pre-agreed steps to recover from Watson prior to calling on the DHN guarantee. The underlying security package held by Standard Chartered includes shares in United Breweries Limited (UBL) and Watson’s interest in the joint venture that owns the Force India Formula One (F1) team. In June 2015, a consortium of banks led by State Bank of India (SBI) obtained an order from the Debt Recovery Tribunal (DRT) in Bangalore preventing the sale or any other transfer of such UBL shares as part of the enforcement process pending further orders from the DRT. DHN intends to vigorously pursue all options to appeal or lift the DRT order in order to allow for the sale of shares and recovery of outstanding amounts. This order was passed following the filing of a memo by Dr Mallya with the tribunal that he had no objection to it issuing the order in respect of the UBL shares. Diageo believes that the existence of any prior rights or dispute in relation to the UBL shares would be in breach of representations and warranties given to Standard Chartered at the time the security was granted and further believes that Dr Mallya’s filing of the memo with the tribunal and his failure to object to the order for status quo are breaches of his obligations to Standard Chartered.
Under the terms of the guarantee, there are arrangements to pass on to DHN the benefit of the security package if it makes a payment under the guarantee of all amounts owed to Standard Chartered. However, DHN’s ability to assume or enforce security over elements of the security package is subject to regulatory consent. It is not at this stage possible to determine whether such consent would be forthcoming.
In addition, DHN has the benefit of counter-indemnities from Watson and Dr Mallya in respect of its liabilities under the guarantee. In the event that DHN makes any payment under the guarantee, DHN would intend to pursue claims under these indemnities to seek to recover any outstanding amounts.
In light of the litigation risk associated with the UBL shares and the potential loss of realisable value of the F1 security during enforcement, Diageo believes the outstanding amounts may not be fully recoverable through the security enforcement process and/or otherwise paid under the counter-indemnities. However, Diageo is unable to meaningfully quantify the potential outcome from the recovery of the security package and/or the counter-indemnities and therefore any possible loss.
Dr Mallya has indicated, both in response to DHN notifying its intention to bring counter-indemnity claims in respect of any liability incurred under DHN's guarantee of the Watson facility and as a stand-alone matter, that he believes he has certain claims against Diageo arising out of the failure to conclude a joint venture with him in respect of certain emerging markets in Africa and Asia (excluding India) and to provide significant financial benefits to him.
 The possibility of an emerging markets joint venture was previously disclosed by Diageo in the announcement of its initial USL transaction on 9 November 2012, alongside the details of a non-binding memorandum of understanding for the establishment of a joint venture to own United National Breweries' traditional sorghum beer business in South Africa (UNB joint venture). That announcement noted that it was not certain whether the emerging markets joint venture would be established or, if so, on what basis. Subsequently, at the time of completion of its initial USL transaction on 4 July 2013, Diageo announced that, once Diageo and Dr Mallya's near-term priority of the integration of USL into the Diageo group was successfully underway, Diageo and Dr Mallya would explore the opportunity of extending their relationship into other emerging markets in Africa and Asia (excluding India) through a further joint venture relationship on terms and with a scope yet to be determined. This announcement also stated that it was not certain whether such a joint venture would be established and, if so, on what basis, albeit that it was contemplated that it would absorb the UNB joint venture (which had since become the subject of definitive agreement as announced by Diageo on 28 January 2013 and completion of which took place on 27 June 2013 following receipt of necessary regulatory and competition clearances). As announced on 2 April 2015, Diageo agreed to acquire the remaining 50% of the UNB joint venture, and this acquisition completed on 29 May 2015 at which point UNB became a wholly owned Diageo group subsidiary.
 Diageo believes, consistently with its prior disclosures, that it has no outstanding obligations to Dr Mallya as regards the establishment of an emerging markets joint venture or the provision of financial benefits. Diageo would contend vigorously any such claim that may be brought by Dr Mallya whether in the context of a counter-indemnity claim for DHN’s liability under its guarantee of the Watson facility or otherwise.

(b) Colombian litigation
An action was filed on 8 October 2004 in the United States District Court for the Eastern District of New York by the Republic of Colombia and a number of its local government entities against Diageo and other spirits companies, alleging several causes of action, including violations of the Federal RICO Act. This claim was dismissed in November 2012. The dismissal was without prejudice and as such, plaintiffs are not barred from bringing a similar action in future, although the company currently believes any such future action to be unlikely. Diageo remains committed to continued dialogue with the Colombian governmental entities to address the underlying issues.

(c) Korean customs dispute
On 5 January 2015, Diageo Korea accepted the Korean court recommendation to settle litigation against Korea customs regarding the transfer pricing methodology applicable to spirits imported between 2004 and 2010. For the fiscal year ended 30 June 2015, Diageo has charged £146 million before tax in respect of resolving this dispute as well as other related matters.
Total payments made to settle this dispute in 2015 were £74 million. £87 million was paid to the customs authorities prior to 30 June 2014, and at 30 June 2014 was accounted for as a receivable from Korean customs. It is expected that any outstanding items will be settled and the customs dispute concluded within the next 18 months based on historical case timelines.

(d) Thalidomide litigation
In June 2014, claims forms alleging product liability and negligence for injuries arising from the consumption of thalidomide were filed in the High Court in London against Distillers Company (Biochemicals) Limited, its parent Diageo Scotland Limited (formerly Distillers Company Limited), as well as against Grϋnenthal GmbH, the developer of the drug (not a member of the group). On 4 December 2014 these claims forms were served by lawyers acting for the claimants. Since then the proceedings in respect of the 28 individuals that have now issued claims in the United Kingdom have been stayed until 31 December 2015.
Diageo is unable to meaningfully quantify the possible loss or range of loss to which these lawsuits may give rise. Distillers Company (Biochemicals) Limited distributed thalidomide in the United Kingdom for a period in the late 1950s and early 1960s.
Diageo has worked voluntarily for many years with various thalidomide organisations and has provided significant financial support.

(e) Acquisition of USL shares from UBHL, winding-up petitions against UBHL and other proceedings in relation to the USL transaction
On 4 July 2013 Diageo completed its acquisition, under a share purchase agreement with United Breweries (Holdings) Limited (UBHL) and various other sellers (the SPA), of 21,767,749 shares (14.98%) in USL for a total consideration of INR 31.3 billion (£342 million), including 10,141,437 shares (6.98%) from UBHL. Through a series of further transactions, as of 2 July 2014, Diageo has a 54.78% investment in USL (excluding 2.38% owned by the USL Benefit Trust).
Prior to the acquisition from UBHL on 4 July 2013, the High Court of Karnataka (the High Court) had granted leave to UBHL under sections 536 and 537 of the Indian Companies Act (the Leave Order) to enable the sale by UBHL to Diageo to take place (the UBHL Share Sale) notwithstanding the continued existence of five winding-up petitions (the Original Petitions) that were pending against UBHL on 9 November 2012, being the date of the SPA. Additional winding-up petitions have been brought against UBHL since 9 November 2012, and the Leave Order did not extend to them. At the time of the completion of the UBHL Share Sale, the Leave Order remained subject to review on appeal. However, as stated by Diageo at the time of closing on 4 July 2013, it was considered unlikely that any appeal process in respect of the Leave Order would definitively conclude on a timely basis and, accordingly, Diageo waived the conditionality under the SPA relating to the absence of insolvency proceedings in relation to UBHL and acquired the 10,141,437 USL shares from UBHL at that time.
Following closing of the UBHL Share Sale, appeals were filed by various petitioners in respect of the Leave Order. On 20 December 2013, the division bench of the High Court set aside the Leave Order (the 20 December Order). Following the 20 December Order, Diageo filed special leave petitions (SLPs) in the Supreme Court of India against the 20 December Order.
On 10 February 2014, the Supreme Court of India issued an order admitting the SLPs and ordering that the status quo be maintained with regard to the UBHL Share Sale. The SLPs were last scheduled to be heard by the Supreme Court on 22 July 2015. The hearing did not, however, take place on that date. The latest indication from the Supreme Court website is that the matter is likely to be listed on 26 August 2015.
In separate proceedings, the various winding-up petitions against UBHL have been progressing through the High Court since closing of the UBHL Share Sale. In separate rulings issued by the High Court on 22 November 2013 and 13 December 2013, the High Court admitted two of the winding-up petitions against UBHL. An appeal filed by UBHL against the first ruling issued on 22 November 2013 was dismissed by a division bench of the High Court on 16 December 2013. That dismissal is now the subject of a further appeal by UBHL before the Supreme Court of India. On 6 February 2014, UBHL filed an appeal with a division bench of the High Court against the second ruling issued on 13 December 2013 and that appeal is still pending. The last hearing date of that appeal was 18 June 2015, and the next hearing date is yet to be fixed. The High Court admitted a further six winding-up petitions against UBHL on 2 January 2015. On 22 January 2015 and 27 March 2015, UBHL filed appeals with a division bench of the High Court against the latest admission order. Two of these appeals were last heard on 11 June 2015, and one appeal was last heard on 17 June 2015. The matters were adjourned following the last hearings and the next hearing dates for these appeals are yet to be fixed.
Diageo continues to believe that the acquisition price of INR 1440 paid to UBHL for the USL shares is fair and reasonable as regards UBHL, UBHL’s shareholders and UBHL’s secured and unsecured creditors. However, adverse results for Diageo in the proceedings referred to above could, absent leave or relief in other proceedings, ultimately result in Diageo losing title to the 10,141,437 USL shares acquired from UBHL. Diageo believes it would remain in control of USL and be able to consolidate USL as a subsidiary regardless of the outcome of this litigation. There can be no certainty as to the outcome of the existing or any further related legal proceedings or the timeframe within which they would be concluded.
Diageo also has the benefit of certain contractual undertakings and commitments from the relevant sellers in relation to potential challenges to its unencumbered title to the USL shares acquired on 4 July 2013, including relating to the winding-up petitions described above and/or certain losses and costs that may be incurred in the event of third party actions relating to the acquisition of the USL shares.
Separately, Diageo continues to pursue completion of the acquisition of an additional 3,459,090 USL shares (representing 2.38% of the share capital of USL) under the SPA from the USL Benefit Trust. Currently certain lenders to USL are refusing to release security that they hold over those shares notwithstanding that they have been repaid in full. USL is taking steps including proceedings before the High Court to expedite the release of the security. As previously disclosed, if it is not ultimately possible to complete the acquisition in relation to these shares, they would instead continue to be held by the USL Benefit Trust subject to an undertaking that the trustees would only vote the shares at the direction of USL.

(f) USL internal inquiry and related matters
In a notice to the Indian stock exchange dated 4 September 2014, USL announced that its board of directors had directed an inquiry into certain matters referred to in USL’s financial statements and the qualified auditor’s report for the financial year ended 31 March 2014 (the Inquiry). The transactions noted in the Inquiry occurred prior to Diageo gaining significant influence over USL on 4 July 2013 when it completed the transaction to purchase shares in USL to take its aggregate shareholding to 25.02%. USL provided an update on 25 April 2015 in relation to the Inquiry which covered various matters, including certain doubtful receivables, advances and deposits. An additional update was set out in USL’s announcement on 23 July 2015 of its unaudited financial results for its first quarter ended 30 June 2015.
As stated by USL in its update, the Inquiry: (a) revealed that funds involved in many of the commercial transactions covered by the Inquiry were diverted from USL and/or its subsidiaries to certain companies in the UBHL group, including in particular Kingfisher Airlines Limited; (b) prima facie revealed that certain accounting entries appear to have been made and certain transactions entered into on behalf of USL appear to have been undertaken in order to show a lower exposure of USL (and its subsidiaries) to UBHL than that which actually existed at the relevant time; and (c) also identified certain additional matters where documents identified raised concerns as to the propriety of certain underlying commercial transactions with counterparties referred to in the notes to USL’s audited accounts for the financial year to 31 March 2014. The inquiry suggests that the manner in which these various transactions were conducted, prima facie, indicates various improprieties and potential violations of provisions, inter alia, of the Indian Companies Act 1956 and the listing agreements signed by USL with various stock exchanges in India on which its securities are listed.
USL has recorded provisions in an aggregate amount of INR 6,712 million (approximately £65 million) with respect to (a) above, and in an aggregate amount of INR 2,368 million (approximately £23 million) with respect to (c) above. Diageo believes that these provisions represent the full amount of funds indicated by the Inquiry as having been diverted from USL and its subsidiaries to companies in the UBHL group in respect of such transactions. These amounts were fully provided for in the fair value balance sheet consolidated by Diageo on 2 July 2014. Diageo does not expect any further material financial impact on USL or Diageo’s financial results in connection with such transactions.
The USL board stated in its update of 25 April 2015 that it was not in a position to make any final determinations with regard to the position of any individuals involved and therefore directed USL to report the relevant transactions to the authorities as required under applicable law and to provide the inquiry report to USL's auditors. The USL board also resolved that USL should take the necessary steps to pursue all rights and claims against, and expeditiously recover its dues from, the relevant parties to the extent possible. As announced by USL on 23 July 2015, it is now in the process of initiating steps for recovery against the relevant parties.
In light of the above, and without making any determination as to fault or culpability, the USL directors noted in the update of 25 April 2015 that they had lost confidence in Dr Vijay Mallya continuing in his role as a director and as chairman of USL and therefore the USL board called upon Dr Mallya to resign forthwith as a director and as chairman of the board and step down from his positions in USL's subsidiaries. The board of USL also resolved that, in the event Dr Mallya declined to step down, it would recommend to the shareholders of USL the removal of Dr Mallya as a director and as the chairman of the board. Dr Mallya has indicated he will not tender his resignation.
Diageo is the majority shareholder in USL with a 54.78% holding in USL. As previously announced by Diageo, it has certain contractual obligations to support Dr Mallya continuing as non-executive director and chairman of USL subject to certain conditions and in the absence of certain defaults. Those matters were agreed on 9 November 2012 as part of a broader shareholders’ agreement and came into effect on 4 July 2013 when Diageo completed the purchase of shares to take its aggregate shareholding in USL to 25.02%.
Subsequent to its announcement of 25 April 2015, USL has provided its inquiry report and all related materials to Diageo. As announced by Diageo on 27 April 2015, Diageo has noted the recommendation of the USL board and is considering its position under its agreements with Dr Mallya and UBHL in light of the inquiry report and materials provided to it. Diageo’s consideration of that matter is ongoing and Diageo will continue to review closely developments in respect of USL in this context.
USL made provisions in its financial statements for the two years ended 31 March 2014 and 31 March 2015 in respect of the issues identified by the Inquiry. The audit report on the financial statements of USL for the year ended 31 March 2015 was also qualified in respect of the issues.

(g) SEC Inquiry
Diageo has received an inquiry from the US Securities and Exchange Commission (SEC) regarding its distribution in the United States. Diageo is currently responding to the SEC’s request for information in this matter. Diageo is unable to assess if the inquiry will evolve into a broader information request or an enforcement action or, if this were to transpire, to quantify meaningfully the possible loss or range of loss, if any, to which any such action might give rise.

(h) Other
The group has extensive international operations and is defendant in a number of legal, customs and tax proceedings incidental to these operations, the outcome of which cannot at present be foreseen. In particular, the group is currently the defendant in various customs proceedings that challenge the declared customs value of products imported by certain Diageo companies. Diageo continues to defend its position vigorously in these proceedings.
Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

14. Related party transactions

The group’s significant related parties are its associates, joint ventures, key management personnel and pension plans. There have been no transactions with these related parties during the year ended 30 June 2015 on terms other than those that prevail in arm’s length transactions.

ADDITIONAL INFORMATION FOR SHAREHOLDERS

EXPLANATORY NOTES

Comparisons are to the year ended 30 June 2014 (2014) unless otherwise stated. Unless otherwise stated, percentage movements given throughout this announcement for volume, sales, net sales, marketing spend, operating profit and operating margin are organic movements after retranslating prior year reported numbers at current year exchange rates and after adjusting for the effect of exceptional items and acquisitions and disposals.

This announcement contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo’s control. Please refer to ‘Cautionary statement concerning forward-looking statements’ for more details.

This announcement includes names of Diageo’s products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for use.

Definitions and reconciliation of non-GAAP measures to GAAP measures

Diageo’s strategic planning process is based on the following non-GAAP measures. They are chosen for planning and reporting, and some of them are used for incentive purposes. The group’s management believes these measures provide valuable additional information for users of the financial statements in understanding the group’s performance. These non-GAAP measures should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

Volume
Volume is a non-GAAP measure that is measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres, divide by 0.9; wine in nine-litre cases, divide by five; ready to drink in nine-litre cases, divide by 10; and certain pre-mixed products that are classified as ready to drink in nine-litre cases, divide by five.

Organic movements
In the discussion of the performance of the business, 'organic' information is presented using pounds sterling amounts on a constant currency basis excluding the impact of exceptional items and acquisitions and disposals. Organic measures enable users to focus on the performance of the business which is common to both years and which represents those measures that local managers are most directly able to influence.

Calculation of organic movements
The organic movement percentage is the amount in the row headed ‘Organic movement’ in the tables below, expressed as a percentage of the amount in the row headed ‘2014 adjusted’. Organic operating margin is calculated by dividing operating profit before exceptional items by net sales after excluding the impact of exchange rate movements and acquisitions and disposals.

(a) Exchange rates
'Exchange' in the organic movement calculation reflects the adjustment to recalculate the prior year results as if they had been generated at the current year’s exchange rates.
Exchange impacts in respect of the external hedging of intergroup sales of products and the intergroup recharging of third party services are allocated to the geographical segment to which they relate. Residual exchange impacts are reported in Corporate.
Exchange impacts in respect of profit on intergroup sales of products and the intergroup recharges are reported in ‘other operating expenses’.

(b) Acquisitions and disposals
For acquisitions in the current year, the post acquisition results are excluded from the organic movement calculations. For acquisitions in the prior year, post acquisition results are included in full in the prior year but are included in the organic movement calculation from the anniversary of the acquisition date in the current year. The acquisition row also eliminates the impact of transaction costs that have been charged to operating profit in the current or prior year in respect of acquisitions that, in management’s judgement, are expected to complete.
Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the current or prior year, the group, in the organic movement calculations, excludes the results for that business from the current and prior year. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management.

(c) Exceptional items
Exceptional items are those which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. Such items are included within the income statement caption to which they relate but are excluded from the organic movement calculations.

Organic movement calculations for the year ended 30 June 2015 were as follows:
	North America million	Europe million	Africa million	Latin America and Caribbean million	Asia Pacific million	Corporate million	Total million
Volume (equivalent units)
2014 reported (restated)	49.3	44.6	24.4	23.0	14.8	-	156.1
Disposals(ii)	(0.9)	(0.7)	-	-	-	-	(1.6)
2014 adjusted	48.4	43.9	24.4	23.0	14.8	-	154.5
Acquisitions and disposals(ii)	0.3	0.4	-	0.3	92.7	-	93.7
Organic movement	(1.4)	(0.2)	1.8	(1.7)	(0.5)	-	(2.0)
2015 reported	47.3	44.1	26.2	21.6	107.0	-	246.2
Organic movement %	(3)	-	7	(7)	(3)	n/a	(1)

	North America £ million	Europe £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Sales
2014 reported (restated)	3,915	4,935	1,846	1,404	1,801	79	13,980
Exchange(i)	115	(307)	(123)	(152)	(39)	(3)	(509)
Disposals(ii)	(75)	(63)	(1)	(1)	(2)	(45)	(187)
2014 adjusted	3,955	4,565	1,722	1,251	1,760	31	13,284
Acquisitions and disposals(ii)	28	45	-	29	2,358	48	2,508
Organic movement	(74)	73	146	17	11	1	174
2015 reported	3,909	4,683	1,868	1,297	4,129	80	15,966
Organic movement %	(2)	2	8	1	1	3	1
Net sales
2014 reported (restated)	3,444	2,814	1,430	1,144	1,347	79	10,258
Exchange(i)	97	(186)	(100)	(123)	(22)	(3)	(337)
Disposals(ii)	(62)	(44)	(1)	(1)	(2)	(45)	(155)
2014 adjusted	3,479	2,584	1,329	1,020	1,323	31	9,766
Acquisitions and disposals(ii)	25	31	1	24	922	48	1,051
Organic movement	(49)	2	85	(11)	(32)	1	(4)
2015 reported	3,455	2,617	1,415	1,033	2,213	80	10,813
Organic movement %	(1)	-	6	(1)	(2)	3	-

	North America £ million	Europe £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Marketing
2014 reported (restated)	540	413	152	203	305	7	1,620
Exchange(i)	16	(30)	(10)	(22)	(1)	-	(47)
Disposals(ii)	(4)	(5)	-	-	-	(3)	(12)
2014 adjusted	552	378	142	181	304	4	1,561
Acquisitions and disposals(ii)	11	4	-	3	65	3	86
Organic movement	(21)	6	5	10	(25)	7	(18)
2015 reported	542	388	147	194	344	14	1,629
Organic movement %	(4)	2	4	6	(8)	175	(1)

Operating profit before exceptional items
2014 reported (restated)	1,460	853	340	328	283	(130)	3,134
Exchange(i)	27	(67)	(52)	(60)	(13)	4	(161)
Acquisitions and disposals(ii)	(2)	(15)	-	(1)	18	2	2
2014 adjusted	1,485	771	288	267	288	(124)	2,975
Acquisitions and disposals(ii)	-	13	1	3	48	4	69
Organic movement	(37)	20	29	(7)	20	(3)	22
2015 reported	1,448	804	318	263	356	(123)	3,066
Organic movement %	(2)	3	10	(3)	7	(2)	1
Organic operating margin %
2015	42.2%	30.6%	22.4%	25.8%	23.9%	n/a	30.7%
2014	42.7%	29.8%	21.7%	26.2%	21.8%	n/a	30.5%
Margin improvement (bps)	(47)	75	75	(41)	209	n/a	24

(1)	For the reconciliation of sales to net sales and operating profit before exceptional items to operating profit see ‘Income Statement’ and Notes 2 (Segmental Information).
(2)	Percentages and margin improvement are calculated on rounded figures.
(3)	For the further details of the restatement please see ‘Additional Infromation For Shareholders / Explanatory Notes / Resvised segmental information for the year ended 30 June 2014’.

Notes: Information in respect of the organic movement calculations
(i)	The exchange adjustments for sales, net sales, marketing and operating profit are principally in respect of the Venezuelan bolivar, the euro, the Russian rouble and the US dollar.
(ii)	In the year ended 30 June 2015 the acquisitions and disposals that affected volume, sales, net sales, marketing and operating profit were as follows:
					Operating
	Volume	Sales	Net sales	Marketing	profit
	equ. units million	£ million	£ million	£ million	£ million
Year ended 30 June 2014
Acquisitions
Transaction costs	-	-	-	-	12
Integration costs	-	-	-	-	12
	-	-	-	-	24
Disposals
Jose Cuervo	(0.7)	(54)	(44)	-	9
Bushmills	(0.8)	(79)	(60)	(10)	(28)
Gleneagles	-	(45)	(45)	(2)	(2)
Other disposals	(0.1)	(9)	(6)	-	(1)
	(1.6)	(187)	(155)	(12)	(22)

Acquisitions and disposals	(1.6)	(187)	(155)	(12)	2
Year ended 30 June 2015
Acquisitions
United Spirits Limited	92.7	2,356	921	65	53
DeLeón	-	5	5	8	(8)
Don Julio	0.3	28	23	3	6
Transaction costs	-	-	-	-	(1)
Integration costs	-	-	-	-	(7)
	93.0	2,389	949	76	43
Disposals
Bushmills	0.7	66	50	8	22
Gleneagles	-	48	48	2	4
Other disposals	-	5	4	-	-
	0.7	119	102	10	26

Acquisitions and disposals	93.7	2,508	1,051	86	69

Revised segmental information for the year ended 30 June 2014
In the year ended 30 June 2015 Diageo changed its internal reporting structure to reflect changes made to management responsibilities. As a result of this change, Diageo reports the following geographical segments both for management reporting purposes and in the external financial statements: North America; Europe; Africa; Latin America and Caribbean; Asia Pacific and Corporate. The reconciliation to previously reported figures for volume, sales, net sales, marketing and operating profit before exceptional items for the year ended 30 June 2014 is as follows:

Volume (equivalent units)	As reported	Reclass	Restated
	million	million	million

North America	49.3	-	49.3
Europe	-	44.6	44.6
Western Europe	33.0	(33.0)	-
Africa	-	24.4	24.4
Africa, Eastern Europe and Turkey	36.0	(36.0)	-
Latin America and Caribbean	23.0	-	23.0
Asia Pacific	14.8	-	14.8
	156.1	-	156.1

Sales	As reported	Reclass	Restated
	£ million	£ million	£ million

North America	3,915	-	3,915
Europe	-	4,935	4,935
Western Europe	3,644	(3,644)	-
Africa	-	1,846	1,846
Africa, Eastern Europe and Turkey	3,137	(3,137)	-
Latin America and Caribbean	1,404	-	1,404
Asia Pacific	1,801	-	1,801
Corporate	79	-	79
	13,980	-	13,980

Net sales	As reported	Reclass	Restated
	£ million	£ million	£ million

North America	3,444	-	3,444
Europe	-	2,814	2,814
Western Europe	2,169	(2,169)	-
Africa	-	1,430	1,430
Africa, Eastern Europe and Turkey	2,075	(2,075)	-
Latin America and Caribbean	1,144	-	1,144
Asia Pacific	1,347	-	1,347
Corporate	79	-	79
	10,258	-	10,258

Marketing	As reported	Reclass	Restated
	£ million	£ million	£ million

North America	540	-	540
Europe	-	413	413
Western Europe	323	(323)	-
Africa	-	152	152
Africa, Eastern Europe and Turkey	242	(242)	-
Latin America and Caribbean	203	-	203
Asia Pacific	305	-	305
Corporate	7	-	7
	1,620	-	1,620

Operating profit before
exceptional items	As reported	Reclass	Restated
	£ million	£ million	£ million

North America	1,460	-	1,460
Europe	-	853	853
Western Europe	639	(639)	-
Africa	-	340	340
Africa, Eastern Europe and Turkey	554	(554)	-
Latin America and Caribbean	328	-	328
Asia Pacific	283	-	283
Corporate	(130)	-	(130)
	3,134	-	3,134

Earnings per share before exceptional items
Earnings per share before exceptional items is calculated by dividing profit attributable to equity shareholders of the parent company before exceptional items by the weighted average number of shares in issue.
Earnings per share before exceptional items for the year ended 30 June 2015 and 30 June 2014 are set out in the table below.

	2015	2014
	£ million	£ million

Profit attributable to equity shareholders of the parent company	2,381	2,248
Exceptional operating items attributable to equity shareholders of the parent company	268	261
Non-operating items	(373)	(140)
Tax in respect of exceptional operating and non-operating items	(51)	(58)
Discontinued operations	-	83
	2,225	2,394

	million	million
Weighted average number of shares in issue	2,505	2,506

	pence	pence
Earnings per share before exceptional items	88.8	95.5

Free cash flow
Free cash flow comprises the net cash flow from operating activities aggregated with the net cash received/paid for loans receivable and other investments and the net cash cost paid for property, plant and equipment and computer software that are included in net cash flow from investing activities.
The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group’s management, are in respect of the acquisition and sale of businesses.
The group’s management regards the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisitions and sales of businesses are discretionary.
Where appropriate, separate explanations are given for the impacts of acquisitions and sale of businesses, dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.
Free cash flow reconciliations for the years ended 30 June 2015 and 30 June 2014 are set out in the below table:

	2015	2014
	£ million	£ million

Net cash from operating activities	2,551	1,790
Disposal of property, plant and equipment and computer software	52	80
Purchase of property, plant and equipment and computer software	(638)	(642)
Movements in loans and other investments	(2)	7
Free cash flow	1,963	1,235

Return on average total invested capital
Return on average total invested capital is used by management to assess the return obtained from the group’s asset base and is calculated to aid evaluation of the performance of the business.
The profit used in assessing the return on average total invested capital reflects operating profit before exceptional items attributable to the equity shareholders of the parent company plus share of after tax results of associates and joint ventures after applying the tax rate before exceptional items for the year. Average total invested capital is calculated using the average derived from the consolidated balance sheets at the beginning, middle and end of the year. Average capital employed comprises average net assets attributable to equity shareholders of the parent company for the year, excluding post employment benefit net liabilities (net of deferred tax) and average net borrowings. This average capital employed is then aggregated with the average restructuring and integration costs net of tax, and goodwill written off to reserves at 1 July 2004, the date of transition to IFRS, to obtain the average total invested capital.
Calculations for the return on average total invested capital for the years ended 30 June 2015 and 30 June 2014 are set out in the table below:
	2015		2014
			(restated)(i)
	£ million	£ million

Operating profit	2,797	1	2,707
Exceptional operating items	269		427
Profit for the year attributable to non-controlling interests	(87)		(58)
Share of after tax results of associates and joint ventures	175		252
Tax at the tax rate before exceptional items of 18.3% (2014 – 18.2%)	(577)		(606)
	2,577		2,722

Average net assets (excluding net post employment liabilities)	8,910		8,300
Average non-controlling interests	(1,240)		(924)
Average net borrowings	9,682		8,783
Average integration and restructuring costs (net of tax)	1,604		1,498
Goodwill at 1 July 2004	1,562		1,562
Adjustment in respect of acquisition of USL (ii)	493		114
Average total invested capital	21,011		19,333

Return on average total invested capital	12.3%		14.1%

(i)
The group has revised the calculation of ROIC by excluding the net assets and net profit attributable to non-controlling interests. Before this adjustment, in the year ended 30 June 2014 the ROIC was reported as 13.7%.

(ii)
For the years ended 30 June 2014 and 30 June 2015 average net assets were adjusted for the inclusion of USL as though it was owned throughout the year as it became an associate on 4 July 2013 and a subsidiary on 2 July 2014.

Tax rate before exceptional items
Tax rate before exceptional items is calculated by dividing the total tax charge on continuing operations before tax charges and credits, classified as or in respect of exceptional items, by profit before taxation adjusted to exclude the impact of exceptional operating and non-operating items, expressed as a percentage. The measure is used by management to assess the rate of tax applied to the group’s continuing operations before tax on exceptional items.
The tax rates from continuing operations before exceptional and after exceptional items for the years ended 30 June 2015 and 30 June 2014 are set out in the table below:

	2015 £ million	2014 £ million

Tax before exceptional items (a)	517	546
Tax in respect of exceptional items	(51)	(99)
Taxation on profit from continuing operations (b)	466	447

Profit from continuing operations before taxation and exceptional items (c)	2,829	2,998
Non-operating items	373	140
Exceptional operating items	(269)	(427)
Profit before taxation (d)	2,933	2,711

Tax rate before exceptional items (a/c)	18.3%	18.2%
Tax rate from continuing operations after exceptional items (b/d)	15.9%	16.5%

Other definitions
Volume share is a brand’s retail volume expressed as a percentage of the retail volume of all brands in its segment. Value share is a brand’s retail sales expressed as a percentage of the retail sales of all brands in its segment. Unless otherwise stated, share refers to value share.
Price/mix is the number of percentage points by which the organic movement in net sales exceeds the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants/markets or as price changes are implemented.
References to emerging markets include Russia, Eastern Europe, Turkey, Africa, Latin America and Caribbean, and Asia Pacific (excluding Australia, Korea and Japan).
References to reserve brands include Johnnie Walker Blue Label, Johnnie Walker Green Label, Johnnie Walker Gold Label 18 year old, Johnnie Walker Gold Label Reserve, Johnnie Walker Platinum Label 18 year old, John Walker & Sons Collection, Johnnie Walker The Gold Route, Johnnie Walker The Royal Route, and other Johnnie Walker super premium brands; The Singleton, Cardhu, Talisker, Lagavulin and other malt brands; Buchanan’s Special Reserve, Buchanan’s Red Seal; Bulleit Bourbon, Bulleit Rye; Tanqueray No. TEN, Tanqueray Malacca; Cîroc, Ketel One vodka; Don Julio, Zacapa, Bundaberg SDlx, Shui Jing Fang, Haig Club whisky and DeLeón Tequila.
References to global giants include the following brand families: Johnnie Walker, Smirnoff, Captain Morgan, Baileys, Tanqueray and Guinness. Local stars spirits excluding ready to drink include, but are not limited to, Bell’s, Buchanan’s, Bundaberg, Bulleit, Cacique, Crown Royal, Don Julio, JεB, Old Parr, Yenì Raki, Ketel One vodka, scotch malts, White Horse, Windsor and Ypióca.
References to ready to drink also include ready to serve products, such as pre-mix cans in some markets, and progressive adult beverages in the United States and certain markets supplied by the United States.
References to beer include non-alcoholic products such as Guinness Malta and Orijin, a flavoured mixed drink.

RISK FACTORS

Diageo’s products are sold in over 180 countries worldwide, which subjects Diageo to risks and uncertainties in multiple jurisdictions across developed and developing markets. The group’s aim is to manage risk and control its business and financial activities cost-effectively and in a manner that enables it to: exploit profitable business opportunities in a disciplined way; avoid or reduce risks that can cause loss, reputational damage or business failure; manage and mitigate historic risks and exposures of the group; support operational effectiveness; and enhance resilience to external events. To achieve this, an ongoing process has been established for identifying, evaluating and managing risks faced by the group. A detailed description of the key risks and uncertainties facing the group are described in the ’Strategic report’ section of the annual report for the year ended 30 June 2014 and under “Risk Factors” in the annual report on Form 20-F for the year ended 30 June 2014.

These key risks and uncertainties include: unfavourable economic conditions or political or other developments and risks in the countries in which Diageo operates; changes in consumer preferences and tastes and adverse impacts of a declining economy, among many factors, may adversely affect demand; litigation directed at the beverage alcohol industry and other litigation; climate change, or legal, regulatory or market measures to address climate change; water scarcity or poor quality; increased costs of raw materials or energy; regulatory decisions and changes in the legal and regulatory environment could increase Diageo’s costs and liabilities or limit its business activities; increasing costs of monitoring and maintaining compliance with anti-corruption laws; failure to maintain Diageo’s brand image and corporate reputation; competition may reduce Diageo’s market share and margins; expected benefits may not be derived from Diageo’s strategy focused on premium drinks or from its acquisitions or its cost-saving and restructuring programmes designed to enhance earnings; contamination, counterfeiting or other events could harm integrity of customer support for Diageo’s brands and adversely affect the sales of those brands; increased costs or shortages of talent; disruption to production facilities, business service centres or information systems and change programs may not deliver the benefits intended; movements in the value of Diageo’s pension funds, fluctuations in exchange rates and interest rates; failure to maintain or renegotiate distribution, supply, manufacturing and licence agreements on favourable terms; inability to protect Diageo’s intellectual property rights; and difficulty in effecting service of US process and enforcing US legal process against the directors of Diageo.

Cautionary statement concerning forward-looking statements
This document contains ‘forward-looking’ statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of Diageo's strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation, anticipated deficit reductions in relation to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control.

These factors include, but are not limited to:

•
changes in political or economic conditions in countries and markets in which Diageo operates, including changes in levels of consumer spending, failure of customer, supplier and financial counterparties or imposition of import, investment or currency restrictions;

•
changes in consumer preferences and tastes, demographic trends or perceptions about health related issues, or contamination, counterfeiting or other circumstances which could harm the integrity or sales of Diageo’s brands;

•
developments in any litigation or other similar proceedings (including with tax, customs and other regulatory authorities) directed at the drinks and spirits industry generally or at Diageo in particular, or the impact of a product recall or product liability claim on Diageo’s profitability or reputation;

•	the effects of climate change and regulations and other measures to address climate change including any resulting impact on the cost and supply of water;
•	changes in the cost or supply of raw materials, labour and/or energy;
•
legal and regulatory developments, including changes in regulations regarding production, product liability, distribution, importation, labelling, packaging, consumption or advertising; changes in tax law, rates or requirements (including with respect to the impact of excise tax increases) or accounting standards; and changes in environmental laws, health regulations and the laws governing labour and pensions;

•
the costs associated with monitoring and maintaining compliance with anti-corruption and other laws and regulations, and the costs associated with investigating alleged breaches of internal policies, laws or regulations, whether initiated internally or by external regulators, and any penalties or fines imposed as a result of any breaches;

•
ability to maintain Diageo’s brand image and corporate reputation, and exposure to adverse publicity, whether or not justified, and any resulting impacts on Diageo’s reputation and the likelihood that consumers choose products offered by Diageo’s competitors;

•	increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo’s market share, increase expenses and hinder growth potential;
•
the effects of Diageo’s strategic focus on premium drinks, the effects of business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or costs savings;

•	Diageo’s ability to complete existing or future business combinations, restructuring programmes, acquisitions and disposals;
•	contamination, counterfeiting or other events that could adversely affect the perception of Diageo’s brands;
•	increased costs or shortages of talent;
•	disruption to production facilities or business service centres, and systems change programmes, existing or future, and the ability to derive expected benefits from such programmes;
•
changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations and changes in the cost of capital, which may reduce or eliminate Diageo’s access to or increase the cost of financing or which may affect Diageo’s financial results and movements to the value of Diageo’s pension funds;

•	renewal of supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms when they expire;
•	technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and by the ‘Risk factors’ section above. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the US Securities and Exchange Commission (SEC). All readers, wherever located, should take note of these disclosures.

This document includes names of Diageo's products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2015.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.

This document includes information about Diageo’s target debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The responsibility statement set out below has been prepared in connection with (and will be set out in) the Annual Report for the year ended 30 June 2015, which will be published on 11 August 2015 (and which can be found thereafter at www.diageo.com).

Each of the directors of Diageo plc confirms,”to the best of his or her knowledge, that:

•
the Annual Report for the year ended 30 June 2015, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the group’s performance, business model and strategy;

•
the consolidated financial statements contained in the Annual Report for the year ended 30 June 2015, which have been prepared in accordance with IFRS as issued by the IASB and as adopted for use in the EU, give a true and fair view of the assets, liabilities, financial position and profit of the group; and

•
the management report represented by the directors’ report contained in the Annual Report for the year ended 30 June 2015 includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that the group faces.”

The directors of Diageo plc are as follows: Dr Franz B Humer (Chairman), Ivan Menezes (Chief Executive), Deirdre Mahlan (Chief Financial Officer), Lord Davies of Abersoch (Senior Non-Executive Director and Chairman of the Remuneration Committee), Philip G Scott (Non-Executive Director and Chairman of the Audit Committee) and Non-Executive Directors: Peggy B Bruzelius, Laurence M Danon, Betsy D Holden, Ho KwonPing, Nicola Mendelsohn and Alan Stewart.

Diageo will release its preliminary results for the year ended 30 June 2015 on Thursday 30 July 2015.

Webcast, Presentation Slides and Transcript

At 08.00 (UK time) on Thursday 30 July, Ivan Menezes, Chief Executive and Deirdre Mahlan, Chief Financial Officer will present Diageo’s preliminary results as a webcast. This will be available to view at www.diageo.com. The presentation slides and transcript will also be available to download from www.diageo.com at 08.00 (UK time).

Live Q&A Session

Ivan Menezes, Chief Executive and Deirdre Mahlan, Chief Financial Officer will be hosting a Q&A session on Thursday 30 July 2015 at 09:30 (UK time). A live audio webcast of the call will be available at www.diageo.com at the scheduled time. The live webcast will allow you to participate in the Q&A, however if you wish to ask questions directly during the call, please dial in using the conference call details.

UK Toll Number	+44 (0) 20 3003 2666
UK Toll Free Number	0808 109 0700
US Toll Number	+1 212 999 6659
US Toll Free Number	+1 866 966 5335
Germany Toll Number	+49 (0) 30 3001 90612
Singapore Toll Number	+65 6494 8889

Please note that a password is required to join the live Q&A which will be removed when the replay is available.

For access to a password please contact investor.relations@diageo.com.

A transcript of the Q&A session will be available for download on 31 July 2015 at www.diageo.com.

Investor enquiries to:	Catherine James	+44 (0) 20 8978 2272
	Pier Falcione	+44 (0) 20 8978 4838
	Angela Ryker Gallagher	+44 (0) 20 8978 4911
	Colette Wright	+44 (0) 20 8978 1380
investor.relations@diageo.com

Media enquiries to:	Kirsty King	+44 (0) 20 8978 6855
	Victoria Ward	+44 (0) 20 8978 4353
global.press.office@diageo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 30 July 2015	By:	/s/ J Nicholls
Name: J Nicholls
Title: Deputy Company Secretary